SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 14, 2007
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the Second Quarter 2007 Financial Report, which appears immediately following this page.

UBS Financial Highlights

UBS Group
	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Net profit attributable to UBS shareholders	5,622	3,275	3,147	72	79	8,897	6,651

Performance indicators from continuing operations
Diluted earnings per share (CHF) [1]	2.69	1.62	1.49	66	81	4.31	2.97
Return on equity attributable to UBS shareholders (%) [2]						33.0	29.3

Financial Businesses [3]
Operating income	15,651	13,347	12,057	17	30	28,998	24,437
Operating expenses	9,695	9,091	8,017	7	21	18,786	16,422
Net profit attributable to UBS shareholders from continuing operations	5,152	3,182	3,032	62	70	8,334	6,080
Cost/income ratio (%) [4]	62.0	68.1	66.7			64.8	67.5
Net new money (CHF billion) [5]	34.0	52.8	36.3			86.8	84.3
Personnel (full-time equivalents)	81,557	80,637	71,882	1	13

UBS balance sheet & capital management
Balance sheet key figures
Total assets	2,539,741	2,514,084	2,132,007	1	19
Equity attributable to UBS shareholders	51,259	51,606	45,156	(1)	14
Market capitalization	151,203	149,157	140,729	1	7
BIS capital ratios
Tier 1 (%) [6]	12.3	11.7	12.1
Total BIS (%)	15.5	14.7	14.3
Risk-weighted assets	378,430	354,603	315,924	7	20
Invested assets (CHF billion)	3,265	3,112	2,657	5	23
Long-term ratings
Fitch, London	AA+	AA+	AA+
Moody's, New York	Aaa	Aa2	Aa2
Standard & Poor's, New York	AA+	AA+	AA+
1 For the EPS calculation, see note 8 to the financial statements. 2 Net profit attributable to UBS shareholders from continuing operations year to date (annualized as applicable) /average equity attributable to UBS shareholders less distributions (estimated as applicable). 3 Excludes results from industrial holdings. 4 Operating expenses/operating income less credit loss expense or recovery. 5 Excludes interest and dividend income. 6 Includes hybrid Tier 1 capital. Please refer to the BIS capital and ratios table in the capital management section.

Letter to shareholders
Dear shareholders,
During the quarter, stock markets recovered from the lows reached in mid-March. However, credit market conditions deteriorated sharply from the middle of June onwards. As in first quarter, UBS demonstrated that it is prepared for such mixed conditions, and showed increased results. While we did sustain trading losses in certain areas, these were balanced by income gains elsewhere, and, even excluding the gain on the disposal of our stake in Julius Baer, net attributable profit from the financial businesses reached a new record.
This quarter, our results include two items that had a significant impact on performance. The first was the CHF 1,926 million post-tax gain from the sale of our 20.7% stake in Julius Baer. A result of our disposal of Private Banks & GAM in 2005, the stake was held as a financial investment available-for-sale in our accounts. The gain from the sale is therefore included in performance from continuing operations. The second item is the charge related to the closure of Dillon Read Capital Management (DRCM). In May, we announced that DRCM, an alternative investment venture launched in 2006, had not met our expectations and, as a result, we had decided to close the business. This process has now been practically completed. We paid back DRCM's CHF 1.5 billion in outside investor interests, with clients receiving a positive return on their original investment. The portfolios, plus UBS's own capital that was previously managed by DRCM, have moved to the Investment Bank and are now managed within the fixed income division in an integrated fashion. The closure of DRCM led to a charge against profits of CHF 384 million pre-tax (CHF 229 million after tax). This includes accelerated amortization of deferred compensation of former DRCM employees and, to a lesser extent, writedowns for DRCM office leasehold improvements. Including both items – the gain from the sale of the Julius Baer stake and the charge for the closure of DRCM – our financial businesses achieved net profit attributable to UBS shareholders of CHF 5,152 million (from continuing operations). Without these two items, our result would have been CHF 3,455 million in second quarter 2007, up 14% from the same period a year earlier and 9% higher than the record first quarter 2007 performance.
Our key performance indicators – annualized return on equity (RoE), quarterly diluted earnings per share (EPS) and the cost/income ratio – were impacted by the same factors. Including them, RoE was 33.0%, EPS CHF 2.69 and the cost/income ratio 62.0%. Excluding them, RoE would have been 29.8% and EPS CHF 1.84, while the cost/income ratio would have been 68.0%, compared with 68.1% in first quarter.
Net fee and commission income reached a record high in second quarter 2007. At CHF 8,099 million, it represented 52% of operating income. The result was 26% higher than in the same quarter of 2006, and driven by improvements in practically all fee categories. The investment banking business saw a very strong rise in M&A and corporate finance fees and higher equity and debt underwriting fees. One measure of the strength of our market position is our global market share. According to Dealogic, this improved to 5.8% in first half 2007 from 4.9% a year earlier. We grew faster than the 21.3% rate of the overall fee pool and our rank rose to fourth from eighth. We achieved market share gains in all regions and product lines. Invested asset levels rose to CHF 3.3 trillion, and, as a result, asset-based fees in our asset and wealth management businesses rose.
Net new money inflows in second quarter 2007 remained strong. In our wealth management units, inflows totaled CHF 35.2 billion, with strong contributions from all markets. The asset management business, however, saw net outflows of CHF 2.0 billion. This reflected the redemption of the DRCM outside investor interests (CHF 1.5 billion) and net outflows from institutional equity mandates – which were partly offset by inflows into multi-asset mandates, alternative and quantitative investments and real estate. In first half 2007 and for the whole of UBS, the inflows of net new money totaled CHF 86.8 billion compared with CHF 84.3 billion in first half 2006 – clearly demonstrating the strength of our wealth and asset management capabilities.
As we indicated at the start of this letter, trading businesses are by their nature volatile. Reflecting mixed market developments, the second quarter 2007 result from our trading businesses saw significant swings in both directions. Overall, net income from trading businesses was CHF 3,106 million, down 9% from second quarter 2006. Equities revenues rose from the same quarter a year earlier, supported by positive market conditions, generating strong revenues in Europe. However, we were not satisfied with our fixed income performance. Continued difficulties in the US mortgage securities market led to lower revenues in our rates business and further losses in some of DRCM's former portfolios. The DRCM business itself contributed net negative revenues of approximately CHF 230 million in second quarter 2007. These developments were partially offset by robust credit fixed income results, which rose on global credit trading and proprietary strategies.
Over the last two years, each of our businesses has exhibited periods of excellent performance. As our strategy is long-term and not built on the assumption that markets are always benign, we focus on fundamental trends in client behavior and client needs to identify opportunities for sustainable growth. We also take into account the many challenges and risks we face. In the latest scheduled annual review of our strategy, the Board of Directors and the Group Executive Board concluded that our direction, strategic position and choice of businesses should remain unchanged. In particular, we reaffirmed our belief that our "one firm" approach creates more value for clients and, in turn, for shareholders. Growth in all business groups, and in all countries, is higher than it would be if our business groups operated independently of one another.
As you know, we are working on a number of growth initiatives that are at various stages of implementation. Among them are the expansion of the European wealth management business and US wealth management, together with investment in the Investment Bank fixed income businesses, where we recently appointed Andre Esteves as the new head. The basic strategy of these initiatives remains unchanged. In implementing them, however, we need to balance revenue opportunities with operational and economic efficiency. Thus, the tactics involved in executing our growth strategy will continue to be adapted to varying market conditions.
Outlook – This quarter's downturn in credit and equity markets was a timely reminder of the nature of financial risk, and has continued into third quarter. Our asset and wealth management businesses show sustained strength, and investment banking deal pipelines remain promising. However, markets are currently very volatile, and forecasting is even more difficult than usual. If the current turbulent conditions prevail throughout the quarter, we will probably see a very weak trading result in the Investment Bank, offset by predictable earnings from wealth and asset management. This makes it likely that profits in the second half of 2007 will be lower than in the second half of last year.
14 August 2007
UBS
Marcel Ospel, Chairman
Marcel Rohner, Chief Executive Officer

UBS Results
In first half 2007, UBS reported net profit attributable to UBS shareholders ("attributable profit") of CHF 8,897 million – with CHF 8,632 million from continuing operations and CHF 265 million from discontinued operations.
In second quarter 2007, UBS reported attributable profit of CHF 5,622 million. This quarter, our results include two items that had a significant impact on performance. In order to fully appreciate their effect, we will show results with them and then explain what our performance would have been without them. The first item is the CHF 1,926 million post-tax gain from the sale of our 20.7% stake in Julius Baer, a result of our disposal of Private Banks & GAM in 2005, which is booked in Corporate Center. As we held the stake as a financial investment available-for-sale in our accounts, the gain from its sale is included in our performance from continuing operations. It is, however, no longer part of our continuing business, and we believe that isolating its impact provides a clearer picture of performance. The second item is the charge of CHF 229 million after tax related to the closure of Dillon Read Capital Management (DRCM), recorded in Global Asset Management. Excluding these two items, attributable profit at Group level from continuing operations would have been CHF 3,665 million while attributable profit from the financial businesses from continuing operations would have been CHF 3,455 million.
Balance sheet adjustments
Netting of balance sheet items
In second quarter, after concluding that we met netting criteria for certain balance sheet items, we decided to start netting the positive and negative replacement values of over-the-counter interest rate swaps processed through the London Clearing House (LCH).
Also, the reclassification of certain receivables and payables resulting from the prime brokerage business, which we first announced in the fourth quarter 2006 report, requires further minor adjustments to our loans and due to customer balance sheet positions on 31 December 2006 and 31 March 2007.
The balance sheet tables in the current report reflect the adjusted current and prior period figures. The adjustments had no impact on UBS's income statement, earnings per share, credit exposure or level of regulatory capital.

Initiatives and achievements
UBS's brand value is rising
The UBS brand is worth USD 9.8 billion, making it the world's 39th most valuable brand, according to the latest annual BusinessWeek/Interbrand survey. The brand value is up 13% from its 42nd ranking last year and has risen just over 50% since 2004.
The BusinessWeek survey, published annually since 2000 and widely regarded as the industry benchmark, is based on the methodology of Interbrand, a leading brand consultancy. This states that the brand value reflects the current value of anticipated potential future revenue stemming solely from the presence of the brand.
To qualify for the list, each brand must derive at least a third of its earnings outside its home country, be recognizable outside its base of customers, and have publicly available marketing and financial data.

UBS Performance Indicators

	Year to date
	30.6.07	31.3.07	30.6.06
RoE (%) [1]
as reported	33.6	28.8	31.6
from continuing operations	33.0	28.7	29.3
	Quarter ended			Year to date
	30.6.07	31.3.07	30.6.06	30.6.07	30.6.06
Diluted EPS (CHF) [2]
as reported	2.82	1.62	1.51	4.45	3.21
from continuing operations	2.69	1.62	1.49	4.31	2.97
Cost/income ratio of the financial businesses (%) [3,4]	62.0	68.1	66.7	64.8	67.5
Net new money, financial businesses (CHF billion) [5]	34.0	52.8	36.3	86.8	84.3

1 Net profit attributable to UBS shareholders (annualized as applicable)/average equity attributable to UBS shareholders less distributions (estimated as applicable). 2 Details of the EPS calculation can be found in note 8 to the financial statements. 3 Excludes results from industrial holdings. 4 Operating expenses/operating income less credit loss expense or recovery. 5 Excludes interest and dividend income.

Performance indicators
We focus on four key performance indicators, designed to ensure the delivery of continuously improving returns to our shareholders. All are calculated based on results from continuing operations. The first two, return on equity and diluted earnings per share, are based on the results of the entire firm. The cost/income ratio and net new money indicators are limited to our financial businesses. On this basis, performance indicators in second quarter 2007 show:
– annualized return on equity in first half 2007 of 33.0%. The increase compared to first half 2006 is primarily attributable to the post-tax gain of CHF 1,926 million (pre-tax CHF 1,950 million) from the sale of our stake in Julius Baer, partially offset by the costs related to the closure of DRCM (post-tax CHF 229 million, pre-tax CHF 384 million). Excluding these items, annualized return on equity would have been 29.8%, up from 29.3% in the same period a year earlier and well above our target of a 20% minimum over the cycle. This increase relates to higher attributable net profit partially offset by the higher average equity base, which was driven by strong retained earnings.
– diluted earnings per share for second quarter of CHF 2.69, which was influenced by the same factors as return on equity. Excluding the gain from the sale of the Julius Baer stake and the costs of the closure of DRCM, diluted earnings per share would have been CHF 1.84, up 23% or CHF 0.35 from CHF 1.49 in the same quarter a year earlier, reflecting the increase in net profit and a 4% reduction in the average number of shares outstanding following further share repurchases.
– a quarterly cost/income ratio in the financial businesses of 62.0%, also impacted by the factors mentioned above. Adjusted for these, the cost/income ratio would have been 68.0%, up from the all-time low of 66.7% set in the same quarter last year. Income increased on higher fee and commission income but was more than offset by higher costs, which were up on increased personnel and general and administrative expenses related to the global expansion of UBS's business and further investments to support growth. Over the last year, we have added over 9,500 employees in areas with long-term strategic business potential. Of the total increase, over 2,500 came from the acquisition of Piper Jaffray, McDonald Investments, Banco Pactual and the ABN AMRO global futures and options businesses.
– net new money of CHF 34.0 billion in second quarter 2007, down from CHF 36.3 billion in the same period a year earlier. The wealth management units recorded inflows of CHF 35.2 billion this quarter, up from CHF 31.2 billion in second quarter 2006. Inflows in the international and Swiss wealth management business rose by CHF 2.2 billion to CHF 32.7 billion, with strong contributions from all regions. Net new money in European wealth management was CHF 2.6 billion in second quarter 2007, down from CHF 7.2 billion in second quarter a year earlier, reflecting lower contributions from all markets except Germany and Italy. Inflows into our domestic wealth management business in the US were CHF 2.5 billion in second quarter, up from CHF 0.7 billion a year earlier, but down from CHF 10.9 billion in first quarter 2007. The second quarter is usually the weakest of the year, associated with the timing of US tax payments by clients. The asset management business saw outflows of CHF 2.0 billion, down from an inflow of CHF 3.6 billion a year earlier. Institutional clients reported an outflow of CHF 2.5 billion, of which CHF 1.5 billion was related to the redemption of DRCM outside investor interests. Net outflows from equity mandates were partly offset by inflows into multi-asset mandates, alternative and quantitative investments and real estate. The wholesale intermediary business saw an inflow of CHF 0.5 billion, up from the same quarter a year earlier, which saw equities and fixed income outflows. Total money market funds, which tend to experience larger quarterly swings than other asset classes, recorded inflows of CHF 1.2 billion. The Swiss retail banking business recorded net new money inflows of CHF 0.8 billion in second quarter compared with CHF 1.5 billion in the same period a year earlier, mainly due to lower inflows from corporate clients. UBS net new money in first half 2007 was CHF 86.8 billion, up CHF 2.5 billion from the same period a year earlier, with the increase driven by higher inflows in our wealth management businesses (up CHF 15.2 billion), but partly offset by lower inflows from institutional clients in the asset management business (down CHF 11.8 billion).

Net new money [1]
	Quarter ended			Year to date
CHF billion	30.6.07	31.3.07	30.6.06	30.6.07	30.6.06
Wealth Management International & Switzerland	32.7	33.9	30.5	66.6	55.2
Wealth Management US	2.5	10.9	0.7	13.4	9.6
Business Banking Switzerland	0.8	2.7	1.5	3.5	3.3
Global Wealth Management & Business Banking	36.0	47.5	32.7	83.5	68.1
Institutional	(2.5)	2.7	4.9	0.2	12.0
Wholesale Intermediary	0.5	2.6	(1.3)	3.1	4.2
Global Asset Management	(2.0)	5.3	3.6	3.3	16.2
UBS	34.0	52.8	36.3	86.8	84.3
1 Excludes interest and dividend income.

Invested assets
	As of			% change from
CHF billion	30.6.07	31.3.07	30.6.06	31.3.07	30.6.06
Wealth Management International & Switzerland	1,280	1,197	1,017	7	26
Wealth Management US	898	868	714	3	26
Business Banking Switzerland	167	164	155	2	8
Global Wealth Management & Business Banking	2,345	2,229	1,886	5	24
Institutional	552	528	451	5	22
Wholesale Intermediary	368	355	320	4	15
Global Asset Management	920	883	771	4	19
UBS	3,265	3,112	2,657	5	23

Financial Businesses Results

Income statement [1]
	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06

Continuing operations
Interest income	29,011	25,942	21,339	12	36	54,953	40,385
Interest expense	(28,182)	(24,634)	(20,031)	14	41	(52,816)	(37,227)
Net interest income	829	1,308	1,308	(37)	(37)	2,137	3,158
Credit loss (expense)/recovery	14	1	38		(63)	15	121
Net interest income after credit loss expense	843	1,309	1,346	(36)	(37)	2,152	3,279
Net fee and commission income	8,099	7,396	6,422	10	26	15,495	12,651
Net trading income	4,121	4,535	3,793	(9)	9	8,656	7,494
Other income	2,588	107	496		422	2,695	1,013
Total operating income	15,651	13,347	12,057	17	30	28,998	24,437
Cash components	6,365	6,282	5,344	1	19	12,647	11,030
Share-based components [2]	755	527	593	43	27	1,282	1,107
Total personnel expenses	7,120	6,809	5,937	5	20	13,929	12,137
General and administrative expenses	2,266	1,900	1,754	19	29	4,166	3,658
Services (to)/from other business units	(78)	(2)	(2)			(80)	(5)
Depreciation of property and equipment	323	300	296	8	9	623	566
Amortization of intangible assets	64	84	32	(24)	100	148	66
Total operating expenses	9,695	9,091	8,017	7	21	18,786	16,422
Operating profit from continuing operations before tax	5,956	4,256	4,040	40	47	10,212	8,015
Tax expense	647	971	911	(33)	(29)	1,618	1,753
Net profit from continuing operations	5,309	3,285	3,129	62	70	8,594	6,262

Discontinued operations
Profit from discontinued operations before tax	(1)	8	0			7	0
Tax expense	(260)	2	0			(258)	0
Net profit from discontinued operations	259	6	0			265	0

Net profit	5,568	3,291	3,129	69	78	8,859	6,262
Net profit attributable to minority interests	157	103	97	52	62	260	182
from continuing operations	157	103	97	52	62	260	182
from discontinued operations	0	0	0			0	0
Net profit attributable to UBS shareholders	5,411	3,188	3,032	70	78	8,599	6,080
from continuing operations	5,152	3,182	3,032	62	70	8,334	6,080
from discontinued operations	259	6	0			265	0

Additional information
Personnel (full-time equivalents)	81,557	80,637	71,882	1	13
1 Excludes results from industrial holdings. 2 Additionally includes related social security contributions and expenses related to alternative investment awards.

First half 2007
Attributable net profit for the first six months of 2007 was CHF 8,599 million. Discontinued operations contributed CHF 265 million. Attributable net profit from continuing operations was CHF 8,334 million. This includes a post-tax gain from the sale of our 20.7% stake in Julius Baer of CHF 1,926 million (pre-tax CHF 1,950 million) and charges related to the closure of Dillon Read Capital Management (DRCM) of CHF 229 million after tax. Excluding these items attributable profit from continuing operations would have been CHF 6,637 million, up 9% from first half 2006 and income would have increased by 11% to CHF 27,033 million. Asset-based revenues showed particular strength, reflecting rising market levels as well as strong inflows into the wealth and asset management businesses. M&A and corporate finance and underwriting fees rose in buoyant capital market conditions and as a result of efforts undertaken to grow our market share globally in our equity and debt underwriting and advisory businesses. Net brokerage fees were up, reflecting brisk client activity, especially in the Asia Pacific region. They also benefited from exchange-traded derivatives income, the latter mainly driven by the acquisition of ABN AMRO's futures and options business in September 2006. Income from trading businesses was strong and driven by increased equity proprietary trading, derivatives and prime brokerage results. Fixed income activities, especially the former DRCM portfolios, experienced lower revenues driven by the challenging market conditions for US sub-prime debt. This was partially offset by increases in credit fixed income. Money markets, currencies and commodities revenues were up on rising client volumes, but partly offset by lower income in our commodities business. Revenues from interest margin products increased to the highest level ever for a six-month period, reflecting the success and growth of lending activities to wealthy private clients worldwide. They also reflected an increase in spreads for US dollar, euro and Swiss franc deposits and higher Swiss mortgage volumes. The wealth management business in the US saw the level of deposits and loan volumes rise. Income from treasury activities increased due to higher interest revenues on a larger capital base.
In first half 2007, operating expenses rose by 14%. Excluding costs related to the closure of DRCM (pre-tax CHF 384 million), costs increased by 12% compared with the same period a year earlier. Personnel expenses were up 15% (12% excluding the DRCM closure), reflecting the 13% increase in personnel across our businesses. Performance-related payments rose in line with revenues.
General and administrative expenses were up 14% in first half 2007 from the same period a year earlier. Higher business activity levels and volumes resulted in increased spending for administration, professional fees and travel. Continued investment in growth initiatives resulted in higher expenses for strategic IT projects, in particular at the Investment Bank. It also led to higher occupancy costs.
Second quarter 2007
In second quarter 2007, net profit attributable to UBS shareholders from continuing operations was CHF 5,152 million. As mentioned before, the results were impacted by a post-tax gain from the sale of our 20.7% stake in Julius Baer (CHF 1,926 million), booked in Corporate Center, and post-tax charges related to the closure of DRCM, recorded in Global Asset Management (CHF 229 million). Excluding these items, financial businesses' attributable profit from continuing operations would have been CHF 3,455 million in second quarter 2007.
Operating income
Total operating income was CHF 15,651 million in second quarter 2007, up by CHF 3,594 million from the same quarter a year ago.
Net interest income was CHF 829 million in second quarter 2007, down from CHF 1,308 million a year earlier. Net trading income was CHF 4,121 million, up by CHF 328 million from CHF 3,793 million in the same quarter a year earlier.
As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned on trading positions (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the businesses that give rise to the income, rather than by the type of income generated.
Net income from trading businesses decreased by 9% to CHF 3,106 million in second quarter 2007 from a year earlier. Continued difficult conditions in the US mortgage securities market led to further losses in the portfolios of DRCM (including the former outside investor fund). Fixed income revenues decreased as performance in the rates business was down, especially in government bonds and mortgage-backed securities. This was partially offset by higher revenues in credit fixed income driven by global credit trading and proprietary strategies. Credit default swaps, which hedge certain loan exposures, recorded gains of CHF 35 million, compared with losses of CHF 30 million a year earlier. Money markets, currencies and commodities showed lower results. Declining revenues in metals and natural gas, driven by falling markets and the resulting lower levels of client activity, were only partially offset by higher gains in foreign exchange and money markets, the latter driven by higher volumes and market shares. Equities were up compared with the same quarter in 2006. Cash equities revenues were higher, with the quarter benefiting from positive market conditions, generating strong revenues in Europe. The derivatives business remained strong, predominantly driven by growth in Europe and Asia. The prime brokerage business benefited from a higher client base. Proprietary trading revenues also rose.

Net interest and trading income
	Quarter ended			% change from		Year to date
CHF million	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Net interest income	829	1,308	1,308	(37)	(37)	2,137	3,158
Net trading income	4,121	4,535	3,793	(9)	9	8,656	7,494
Total net interest and trading income	4,950	5,843	5,101	(15)	(3)	10,793	10,652
Breakdown by businesses
Net income from trading businesses [1]	3,106	4,142	3,395	(25)	(9)	7,248	7,318
Net income from interest margin businesses	1,546	1,466	1,427	5	8	3,012	2,807
Net income from treasury activities and other	298	235	279	27	7	533	527
Total net interest and trading income	4,950	5,843	5,101	(15)	(3)	10,793	10,652
1 Includes lending activities of the Investment Bank.

At CHF 1,546 million, net income from interest margin businesses in second quarter 2007 was up 8% from the same quarter a year earlier. This reflected the growth in collateralized lending to wealthy clients worldwide. It also reflected an increase in spreads for US dollar, euro and Swiss franc deposits and higher volumes of mortgages to private clients in Switzerland. The wealth management business in the US saw the levels of deposits and loans rise.
Net income from treasury and other activities in second quarter 2007 was CHF 298 million, up CHF 19 million from a year earlier. The accounting treatment of interest rate swaps, which hedge the economic interest rate risk of accrual-accounted balance sheet items (for example, loans or money market and retail banking products) positively affected income. In addition, we experienced higher gains on currency options hedging UBS's US dollar exposure from future earnings and saw interest income rise as a result of the growth in our capital base. Dividends from the Julius Baer stake also contributed to the result.
In second quarter 2007, net fee and commission income was at a record CHF 8,099 million, rising 26% from CHF 6,422 million a year earlier. Improvements were seen in practically all fee categories. Underwriting fees, at CHF 1,362 million, were up 46% from CHF 936 million a year ago. Growth in debt underwriting (up 65% at CHF 635 million) was driven by higher global syndicated finance fees. Equity underwriting fees rose 32% to CHF 727 million, reflecting the robust pipeline in the Americas, especially Latin America, and Asia (excluding Japan). At CHF 702 million, M&A and corporate finance fees were up 64% from CHF 429 million in the same quarter a year earlier, emphasizing UBS's strong franchise and the key role it played in a number of major transactions. Net brokerage fees increased 18% to CHF 1,864 million in second quarter 2007 from CHF 1,575 million a year earlier, driven by higher exchange-traded derivative fees after the inclusion of the recently acquired ABN AMRO global futures and options business as well as increased client activity. Fees from cash equities and equity derivatives rose as well, particularly in Asia. Increased invested asset levels in both UBS and third-party mutual funds drove investment fund fees 30% higher to CHF 1,921 million, up from CHF 1,475 million a year ago. Portfolio and other management fees rose 25% to CHF 1,925 million in second quarter 2007, up from CHF 1,539 million a year earlier. The increase is the result of higher asset levels, which were driven by rising markets and strong inflows of net new money, as well as performance fees from the alternative and quantitative investments business.
Other income increased by 422% to CHF 2,588 million in second quarter 2007 from CHF 496 million in the same period a year ago. The rise mainly reflects the income from the sale of our 20.7% stake in Julius Baer, which contributed CHF 1,950 million to other income. Gains from the Euronext stake and other revenues from the sale of financial investments available-for-sale were up slightly from second quarter 2006, when we sold our stake in the London Stock exchange.
Operating expenses
Total operating expenses were CHF 9,695 million in second quarter 2007, up 21% from CHF 8,017 million a year earlier.
Personnel expenses rose 20% to CHF 7,120 million in second quarter 2007 from CHF 5,937 million a year earlier. The closure of DRCM contributed CHF 318 million to this increase, with the majority due to the accelerated amortization of deferred compensation to former DRCM employees. Accruals for performance-related payments in other businesses increased in line with revenues. Personnel expenses are managed on a full-year basis, with the final determination of annual performance-related payments in fourth quarter. Salary expenses rose due to higher numbers of personnel, partially related to acquisitions, including Piper Jaffray and McDonald Investments. Share-based compensation was up 27% from the same period last year due to accelerated amortization of deferred compensation related to DRCM in second quarter 2007 and higher share price and option fair value for grants in 2006 and 2007 compared with 2005, resulting in higher amortization.
At CHF 2,266 million in second quarter 2007, general and administrative expenses increased CHF 512 million from CHF 1,754 million in the same period a year ago. Administration costs increased, partially related to the inclusion of the acquisition of Pactual. Professional fees rose due to the closure costs related to DRCM and higher litigation and legal fees. Provisions increased, reflecting an additional charge relating to Enron. The expansion of our businesses and the related increases in personnel drove travel and entertainment costs and expenses for office space higher. IT and other outsourcing costs rose on the increased business volume.
Depreciation was CHF 323 million in second quarter 2007, up CHF 27 million from a year ago, and was related to writedowns of DRCM office leasehold improvements, and only partially offset by lower depreciation for IT and communications equipment.
At CHF 64 million, amortization of intangible assets rose 100% from CHF 32 million a year ago, reflecting the charges following the acquisitions of Pactual, Piper Jaffray, McDonald Investments and the ABN AMRO futures and options business.
Tax
In second quarter 2007, we incurred a tax expense of CHF 647 million, reflecting an effective tax rate of 10.9% for the quarter, and 15.8% for the year-to-date. In 2006, the full-year rate was 19.1%. The second quarter 2007 tax rate benefited from a very low tax charge on the disposal of our stake in Julius Baer, tax relief in the US related to DRCM closure costs and positive impacts from the geographical earnings mix. We believe that the tax rate for full-year 2007 is likely to be in the same region as last year's full-year rate. Excluding the tax impact of the gain on the sale of our stake in Julius Baer (a debit of CHF 24 million) and the costs related to the closure of DRCM (a credit of CHF 155 million), tax expenses would have been CHF 778 million in second quarter 2007. Excluding these events, the second quarter 2007 and year-to-date tax rates would have been 17.7% and 20.2% respectively.

Business Group performance from continuing operations before tax
	Quarter ended			% change from		Year to date
CHF million	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Wealth Management International & Switzerland	1,543	1,501	1,283	3	20	3,044	2,559
Wealth Management US	161	171	179	(6)	(10)	332	365
Business Banking Switzerland	637	572	632	11	1	1,209	1,191
Global Wealth Management & Business Banking	2,341	2,244	2,094	4	12	4,585	4,115
Global Asset Management	66[1]	404	334	(84)	(80)	470[1]	708
Investment Bank	1,815	1,801	1,754	1	3	3,616	3,504
Corporate Center	1,734[2]	(193)	(142)			1,541[2]	(312)
Financial Businesses	5,956	4,256	4,040	40	47	10,212	8,015
1 Includes costs related to the closure of DRCM (CHF 384 million, pre-tax). 2 Includes gain on sale of 20.7% stake in Julius Baer (CHF 1,950 million, pre-tax).

Personnel
The number of personnel in our financial businesses was 81,557 on 30 June 2007, up 920 compared with the end of first quarter 2007, with staff levels increasing across most of our business groups. In second quarter 2007 we decided to close DRCM and 122 of the 230 DRCM employees were transferred from Global Asset Management to the Investment Bank.
Including client advisors, the international and Swiss wealth management business added 507 staff compared with first quarter 2007. Much of the increase was in Asia Pacific, Europe and Switzerland, where our business continued to grow. We also strengthened our international (up 215) and domestic (up 77) advisory capabilities. In the US-based wealth management business, staff levels increased by 166 employees, mainly due to a higher number of non-financial advisor staff for additional branch support (up 158). The number of financial advisors rose slightly (up 8). The Swiss commercial and retail banking business recorded lower personnel numbers (down 50), reflecting streamlined structures and processes. The asset management business saw a decline (down 85), which was primarily due to the transfer of DRCM staff to the Investment Bank. It expects to experience a further decline in personnel in third quarter as a result of DRCM's closure. The Investment Bank's staff levels rose by 121 employees, solely due to the transfer of DRCM employees. Higher numbers of employees in the fixed income, rates and currencies businesses were offset by reduced staff levels in equities, IT and other logistic areas. In Corporate Center, personnel numbers were up by 261, mainly driven by increased staff levels in the India Service Center and IT Infrastructure to support business growth.

Personnel
	As of			% change from
Full-time equivalents (FTE)	30.6.07	31.3.07	30.6.06	31.3.07	30.6.06
Switzerland	27,315	27,258	25,904	0	5
Rest of Europe/Middle East/Africa	13,355	13,311	11,716	0	14
Americas	31,933	31,769	27,874	1	15
Asia Pacific	8,954	8,299	6,388	8	40
Total	81,557	80,637	71,882	1	13

Fair value disclosure of options and shares granted
The fair value of shares granted in first half 2007 was CHF 1,926 million, up 16% from CHF 1,655 million granted in first half 2006. This was primarily driven by performance-related compensation rising with earnings.
The fair value of options granted in first half 2007 was CHF 437 million, down from CHF 508 million in the same period a year ago. The decrease reflects a 4% drop in the number of options granted and a lower fair value per option, reflecting changes in market parameters.
Most share-based compensation is granted in the first quarter of the year, with any further grants generally reflecting those made under the Equity Plus program, an ongoing employee participation program under which voluntary investments in UBS shares are matched with option awards each quarter. These amounts, net of estimated forfeited awards, will be recognized as compensation expense over the service period, which is generally equal to the vesting period. Most UBS share and option awards vest incrementally over a three-year period.

Risk Management and Control
Credit risk
UBS realized a net recovery of CHF 14 million in second quarter 2007, compared with net recoveries of CHF 1 million in first quarter 2007 and CHF 38 million in second quarter 2006. As indicated in previous quarters, we continue to see a general, progressive downward trend in net credit loss recoveries, which is to be expected given the continued reduction in the level of impaired loans. Global Wealth Management & Business Banking reported a net recovery of CHF 11 million in second quarter 2007, after net recoveries of CHF 21 million in first quarter 2007 and CHF 37 million in second quarter 2006. The Investment Bank posted a net recovery of CHF 3 million in second quarter 2007, after a net credit loss expense of CHF 20 million in first quarter 2007 and a net recovery of CHF 1 million in second quarter 2006.

Credit loss (expense)/recovery
	Quarter ended			% change from		Year to date
CHF million	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Global Wealth Management & Business Banking	11	21	37	(48)	(70)	32	90
Investment Bank	3	(20)	1		200	(17)	31
UBS	14	1	38		(63)	15	121

Our gross lending portfolio was CHF 393 billion on 30 June 2007, up from CHF 371 billion on 31 March 2007. In Global Wealth Management & Business Banking, the gross lending portfolio was CHF 242 billion, up from CHF 233 billion on 31 March 2007, mainly due to higher secured lending by our international wealth management units. The gross lending portfolio at the Investment Bank rose by CHF 13 billion to CHF 150 billion, as a result of the expansion of various businesses, in particular secured lending in the prime brokerage area.
The ratio of the impaired lending portfolio to the total gross lending portfolio continued to improve. It was 0.6% in second quarter 2007, down from 0.7% in first quarter 2007. The level of the impaired lending portfolio was CHF 2,330 million in second quarter, down 6% from CHF 2,478 million last quarter.

Allowances and provisions for credit losses
CHF million	Wealth Management International & Switzerland		Wealth Management US		Business Banking Switzerland		Global Wealth Management & Business Banking		Investment Bank		Others [1]		UBS
As of	30.6.07	31.3.07	30.6.07	31.3.07	30.6.07	31.3.07	30.6.07	31.3.07	30.6.07	31.3.07	30.6.07	31.3.07	30.6.07	31.3.07
Due from banks	223	167	838	834	5,216	5,026	6,277	6,027	50,911	50,161	440	469	57,628	56,657
Loans	79,083	72,620	17,728	16,657	138,947	138,106	235,758	227,383	99,226	86,550	109	113	335,093	314,046
Total lending portfolio, gross [2]	79,306	72,787	18,566	17,491	144,163	143,132	242,035	233,410	150,137	136,711	549	582	392,721 [3]	370,703 [3]
Allowances for credit losses	(10)	(11)	(10)	(10)	(1,059)	(1,100)	(1,079)	(1,121)	(97)	(115)	0	0	(1,176)	(1,236)
Total lending portfolio, net	79,296	72,776	18,556	17,481	143,104	142,032	240,956	232,289	150,040	136,596	549	582	391,545 [3]	369,467 [3]
Impaired lending portfolio, gross	4	4	10	10	2,181	2,324	2,195	2,338	135	140	0	0	2,330	2,478
Estimated liquidation proceeds of collateral for impaired loans	0	0	0	0	(861)	(943)	(861)	(943)	(17)	(19)	0	0	(878)	(962)
Impaired lending portfolio, net of collateral	4	4	10	10	1,320	1,381	1,334	1,395	118	121	0	0	1,452	1,516
Allocated allowances for impaired lending portfolio	4	4	10	10	1,032	1,073	1,046	1,087	97	115	0	0	1,143	1,202
Other allowances and provisions	6	7	0	0	95	97	101	104	4	4	0	0	105	108
Total allowances and provisions for credit losses	10	11	10	10	1,127	1,170	1,147	1,191	101	119	0	0	1,248	1,310

Ratios
Allowances and provisions as a % of total lending portfolio, gross	0.0	0.0	0.1	0.1	0.8	0.8	0.5	0.5	0.1	0.1	0.0	0.0	0.3	0.4
Impaired lending portfolio as a % of total lending portfolio, gross	0.0	0.0	0.1	0.1	1.5	1.6	0.9	1.0	0.1	0.1	0.0	0.0	0.6	0.7
Allocated allowances as a % of impaired lending portfolio, gross	100.0	100.0	100.0	100.0	47.3	46.2	47.7	46.5	71.9	82.1	0.0	0.0	49.1	48.5
Allocated allowances as a % of impaired lending portfolio, net of collateral	100.0	100.0	100.0	100.0	78.2	77.7	78.4	77.9	82.2	95.0	0.0	0.0	78.7	79.3
1 Includes Global Asset Management and Corporate Center. 2 Excludes loans designated at fair value. 3 Excludes CHF 67 million and CHF 101 million gross loans from industrial holdings for the quarters ended 30 June 2007 and 31 March 2007.

Market risk
Most of UBS's market risk results from the Investment Bank's trading activities. Our Treasury department (part of Corporate Center) assumes foreign exchange and interest rate risk in connection with its balance sheet and capital management responsibilities, while our wealth and asset management operations take limited market risk to support and facilitate client business.
By April, markets had temporarily recovered from the disruption that followed the US sub-prime market dislocation in February and March. Volatilities were down, although still above the levels seen early in first quarter. Equity, interest rate and credit markets came under pressure and volatilities increased again in early June on the back of inflation concerns and interest rate rises. Continuing bad news about collateral values on US sub-prime mortgages triggered sharper declines in credit markets in the second half of June, and the near collapse of two hedge funds depressed valuations and further reduced liquidity in sub-prime related securities.
While average Investment Bank 10-day VaR was broadly unchanged from first quarter, active switching of equities and interest rate positions increased the range between maximum and minimum VaR, and reduced the diversification effect to 26% from 30% compared with first quarter.
Following the announcement on 3 May 2007 that, as part of the closure of DRCM, we would redeem outside investor interests, the portfolios were integrated into the Investment Bank. This introduced additional risk but other position changes on the same day resulted in an overall reduction in Investment Bank VaR. From that point, the general trend was downward and 10-day VaR closed the quarter at CHF 454 million, more than 20% down from the previous period-end.
Interest rate risk remained the largest contributor to Investment Bank VaR but was lower on average than in first quarter. As usual, changes in directional interest rate positions were the main driver of variations over the quarter, but credit spread exposure remained the dominant component of interest rate VaR. Additional spread risk was introduced by the integration of the DRCM outside investor fund positions, but generally over the quarter, credit spread exposure has been actively managed down and inventory reduced, reflecting our view of the credit markets.
Equity VaR was higher on average, quarter on quarter, mainly as a result of directional exposure to equity market indices, and ended the quarter substantially up from the previous period-end.
Average VaR for UBS as a whole was not materially changed from first quarter. Once again, Corporate Center exposures have tended to provide some offset to Investment Bank positions, and UBS VaR was slightly lower than Investment Bank VaR on a number of occasions.
"Backtesting" compares 1-day VaR calculated on positions at the close of each business day with the actual revenues arising on those positions on the next business day (excluding intraday trading revenues, fees and commissions). It is used to monitor the quality of the VaR model. The graph below shows the daily backtesting revenues and the corresponding 1-day VaR over the last 12 months, for positions subject to market risk regulatory capital based on the VaR model. As in previous quarters, we had no backtesting exceptions in second quarter 2007, but the chart shows a number of days when backtesting revenues were negative. These were mostly caused by choppy market conditions, affecting particularly the DRCM portfolios and the rates business.

As an essential complement to VaR, we run macro stress scenarios bringing together various combinations of potential market moves to reflect the most common types of possible stress event. These include an industrial country market crash with a range of yield curve and credit spread behavior, and emerging market crises with and without currency pegs breaking. We also run a scenario of rapidly improving financial markets. The standard scenarios are run daily and it is against these that we set limits on our stress loss exposure, track its development and make comparisons from one period to the next. The macro scenarios are supplemented as necessary by specific scenarios targeting individual sectors or reflecting current concerns.
Investment Bank stress exposure, like VaR, was volatile in the period but both average and period-end levels were substantially down from first quarter.
VaR and stress measures control our overall portfolio exposure but we also monitor and control exposures to individual market risk variables (such as individual equity markets and the interest and exchange rates of individual currencies) and to single names. The diversification of risks and avoidance of undue concentrations are key components of our risk control process.

UBS: Value at Risk (10-day, 99% confidence, 5 years of historical data)
		Quarter ended 30.6.07				Quarter ended 31.3.07
CHF million	Limits	Min.	Max.	Average	30.6.07	Min.	Max.	Average	31.3.07
Business Groups
Investment Bank [1]	775	345	718	520	454	416	674	517	582
Global Asset Management [2]	30	2	5	3	3	3	10	7	3
Global Wealth Management & Business Banking	25	2	3	3	3	3	5	4	3
Corporate Center	100	11	34	21	11	20	41	32	24
Diversification effect		[3]	[3]	(29)	(16)	[3]	[3]	(45)	(48)
Total	850	342	728	518	455	407	686	516	564
1 Includes UBS risk managed by Dillon Read Capital Management up to 2 May 2007, and former outside investor interests from 3 May 2007. 2 Only covers UBS positions in alternative & quantitative investments. During first quarter 2007 seed money and co-investments in these funds were reclassified to financial investments, and they are no longer included in reported VaR. 3 As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

Investment Bank: Value at Risk (10-day, 99% confidence, 5 years of historical data)
	Quarter ended 30.6.07				Quarter ended 31.3.07
CHF million, except where indicated	Min.	Max.	Average	30.6.07	Min.	Max.	Average	31.3.07
Risk type
Equities	163	313	228	272	154	306	218	216
Interest rates	281	630	405	327	367	574	443	474
Foreign exchange	11	48	26	12	15	73	33	39
Energy, metals and commodities	24	67	47	54	32	83	49	43
Diversification effect	[1]	[1]	(186)	(211)	[1]	[1]	(225)	(191)
Total	345	718	520	454	416	674	517	582
Diversification effect (%) [2]			(26)	(32)			(30)	(25)
1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect. 2 Diversification effect in CHF expressed as a percentage of the sum of VaRs by risk type.

UBS: Value at Risk (1-day, 99% confidence, 5 years of historical data) [1]
	Quarter ended 30.6.07				Quarter ended 31.3.07
CHF million	Min.	Max.	Average	30.6.07	Min.	Max.	Average	31.3.07
Investment Bank [2]	128	201	167	192	141	253	183	206
UBS	130	201	167	193	145	254	184	206
1 10-day and 1-day VaR results are separately calculated from underlying positions and historical market moves. They cannot be inferred from each other. 2 Positions in the Investment Bank subject to market risk regulatory capital contributed average VaR of CHF 163 million in second quarter 2007 and CHF 178 million in first quarter 2007.

Operational risk
Operational losses can be caused by external factors, deliberate, accidental or natural, or failures of internal processes, people or systems. They can unfortunately never be entirely eliminated. Especially in today's environment of complex global processes, low regulatory tolerance for error, and growing propensity for litigation, operational risk runs alongside market and credit risk as one of UBS's principal risk classes.
Our operational risk framework, into which we have been investing considerable management time and effort, aims to contain the levels of risk, and to ensure that we have sufficient information to make informed decisions about additional or adjusted controls.
As far as accounting for operational risks is concerned, many potential causes of loss are identified before the probability, timing, or amounts of future cost are known with certainty. IFRS (International Financial Reporting Standards) requires us to make a provision, based on the best estimate of a liability, when it is probable that a payment will be required, even if the amount to be paid has not yet been exactly determined. This requires the exercise of judgment. Once we are able to quantify any potential operational risk more accurately, the corresponding provision is revised up or down.

Global Wealth Management & Business Banking
Global Wealth Management & Business Banking's pre-tax profit was a record CHF 2,341 million in second quarter 2007, an increase of 4% from first quarter 2007. Pre-tax profit for the international and Swiss wealth management businesses, at an all-time high of CHF 1,543 million, was up 3% from first quarter. Wealth Management US's pre-tax profit was CHF 161 million, down 6% from first quarter, affected by legal and litigation expenses. Business Banking Switzerland's pre-tax profit was a record CHF 637 million, up 11% from the previous quarter.

Business Group reporting
	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Income	6,246	5,961	5,426	5	15	12,207	10,814
Adjusted expected credit loss [1]	49	50	43	(2)	14	99	86
Total operating income	6,295	6,011	5,469	5	15	12,306	10,900
Cash components	2,650	2,595	2,267	2	17	5,245	4,568
Share-based components [2]	101	82	75	23	35	183	152
Total personnel expenses	2,751	2,677	2,342	3	17	5,428	4,720
General and administrative expenses	816	712	692	15	18	1,528	1,399
Services (to)/from other business units	308	301	273	2	13	609	531
Depreciation of property and equipment	58	52	55	12	5	110	107
Amortization of intangible assets	21	25	13	(16)	62	46	28
Total operating expenses	3,954	3,767	3,375	5	17	7,721	6,785
Business Group performance before tax	2,341	2,244	2,094	4	12	4,585	4,115

KPI
Cost/income ratio (%) [3]	63.3	63.2	62.2			63.3	62.7

Capital return and BIS data
Return on allocated regulatory capital (%) [4]						41.1	40.5
BIS risk-weighted assets	171,642	160,475	150,806	7	14
Goodwill and excess intangible assets [5]	6,033	6,284	5,100	(4)	18
Allocated regulatory capital [6]	23,197	22,332	20,181	4	15

Additional information
Invested assets (CHF billion)	2,345	2,229	1,886	5	24
Net new money (CHF billion) [7]	36.0	47.5	32.7			83.5	68.1
Client assets (CHF billion)	3,643	3,436	2,968	6	23
Personnel (full-time equivalents)	49,554	48,931	44,996	1	10
1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the financial statements). 2 Additionally includes social security contributions and expenses related to alternative investment awards. 3 Operating expenses/income. 4 Year to date Business Group performance before tax (annualized as applicable)/allocated regulatory capital year to date average. 5 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital. 6 10% of BIS risk-weighted assets plus goodwill and excess intangible assets. 7 Excludes interest and dividend income.

Wealth Management International & Switzerland

Business Unit reporting
	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Income	3,202	3,071	2,740	4	17	6,273	5,389
Adjusted expected credit loss [1]	(6)	(8)	(8)	(25)	(25)	(14)	(15)
Total operating income	3,196	3,063	2,732	4	17	6,259	5,374
Cash components	927	885	812	5	14	1,812	1,561
Share-based components [2]	42	35	32	20	31	77	60
Total personnel expenses	969	920	844	5	15	1,889	1,621
General and administrative expenses	261	232	213	13	23	493	421
Services (to)/from other business units	396	381	368	4	8	777	730
Depreciation of property and equipment	23	20	22	15	5	43	39
Amortization of intangible assets	4	9	2	(56)	100	13	4
Total operating expenses	1,653	1,562	1,449	6	14	3,215	2,815
Business Unit performance before tax	1,543	1,501	1,283	3	20	3,044	2,559

KPIs
Invested assets (CHF billion)	1,280	1,197	1,017	7	26
Net new money (CHF billion) [3]	32.7	33.9	30.5			66.6	55.2
Gross margin on invested assets (bps) [4]	103	105	107	(2)	(4)	104	106
Cost/income ratio (%) [5]	51.6	50.9	52.9			51.3	52.2
Cost/income ratio excluding the European wealth management business (%) [5]	47.6	46.5	48.7			47.0	48.1
Client advisors (full-time equivalents)	5,342	5,050	4,419	6	21
Client advisor productivity
Revenues per advisor (CHF thousand) [6]	616	627	630	(2)	(2)	1,243	1,257
Net new money per advisor (CHF thousand) [7]	6,293	6,924	7,007			13,199	12,878
Invested assets per advisor (CHF thousand) [8]	238,356	238,460	236,186	0	1

International clients
Income	2,422	2,274	1,997	7	21	4,696	3,919
Invested assets (CHF billion)	992	911	759	9	31
Net new money (CHF billion) [3]	30.1	29.4	28.8			59.5	50.6
Gross margin on invested assets (bps) [4]	102	103	104	(1)	(2)	102	103

European wealth management (part of international clients)
Income	290	282	252	3	15	572	488
Invested assets (CHF billion)	163	152	130	7	25
Net new money (CHF billion) [3]	2.6	5.4	7.2			8.0	13.7
Client advisors (full-time equivalents)	987	937	828	5	19
1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the financial statements). 2 Additionally includes social security contributions and expenses related to alternative investment awards. 3 Excludes interest and dividend income. 4 Income (annualized as applicable)/average invested assets. 5 Operating expenses/income. 6 Income/average number of client advisors. 7 Net new money/average number of client advisors. 8 Average invested assets/average number of client advisors.

Business Unit reporting (continued)
	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06

Swiss clients
Income	780	797	743	(2)	5	1,577	1,470
Invested assets (CHF billion)	288	286	258	1	12
Net new money (CHF billion) [1]	2.6	4.5	1.7			7.1	4.6
Gross margin on invested assets (bps) [2]	109	113	114	(4)	(4)	111	113

Capital return and BIS data
Return on allocated regulatory capital (%) [3]						81.5	82.3
BIS risk-weighted assets	61,900	56,836	47,324	9	31
Goodwill and excess intangible assets [4]	1,764	1,839	1,521	(4)	16
Allocated regulatory capital [5]	7,954	7,523	6,253	6	27

Additional information
Recurring income [6]	2,368	2,267	2,017	4	17	4,635	3,938
Client assets (CHF billion)	1,619	1,508	1,278	7	27
Personnel (full-time equivalents)	14,680	14,173	12,618	4	16
1 Excludes interest and dividend income. 2 Income (annualized as applicable)/average invested assets. 3 Year to date Business Unit performance before tax (annualized as applicable)/allocated regulatory capital year to date average. 4 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital. 5 10% of BIS risk-weighted assets plus goodwill and excess intangible assets. 6 Interest, asset-based revenues for portfolio management and fund distribution, account-based and advisory fees.

Key performance indicators
Net new money in second quarter 2007 was CHF 32.7 billion, slightly below the record intake of CHF 33.9 billion in first quarter. This was the second best quarterly result ever. The international clients area reported inflows of CHF 30.1 billion, with strong contributions from all regions. The Swiss clients area showed an inflow of CHF 2.6 billion, down from the record CHF 4.5 billion in first quarter.
In first half 2007, net new money was a record CHF 66.6 billion, compared with CHF 55.2 billion in first half 2006, reflecting increases in most geographical regions, particularly in Asia and the Americas.
Invested assets on 30 June 2007 were at an all-time high of CHF 1,280 billion, up CHF 83 billion, or 7%, from 31 March 2007, on strong inflows of net new money and rising markets. Invested asset levels also benefited from the strengthening of the euro against the Swiss franc (33% of our invested assets are denominated in euros).

In second quarter 2007, the gross margin on invested assets was 103 basis points, down two basis points from first quarter. Recurring income made up 76 basis points of the margin, down two basis points from the previous quarter, which included the annual booking of trust fees. Non-recurring income comprised 27 basis points of the gross margin, unchanged from first quarter 2007.

In second quarter 2007, the cost/income ratio was 51.6%, up 0.7 percentage points from first quarter, mainly a result of increasing personnel expenses, which rose due to the higher number of staff employed as a result of the global expansion of our business. Excluding the European wealth management business, the cost/income ratio in second quarter 2007 was 47.6%, up 1.1 percentage points from first quarter.

European wealth management
The inflow of net new money was CHF 2.6 billion in second quarter 2007, down from the CHF 5.4 billion inflow in first quarter, reflecting lower contributions from all markets except for France.

The level of invested assets rose to a record CHF 163 billion on 30 June 2007, up from CHF 152 billion on 31 March 2007, a result of the inflows of net new money, rising markets and the strengthening of the euro.

Income in second quarter 2007 increased by 3% to a record CHF 290 million from CHF 282 million last quarter, reflecting the increase in invested assets.

The number of client advisors was 987 on 30 June 2007, up from 937 at the end of last quarter as we added client advisors in all countries.
Initiatives and achievements
Global branch openings
We continued to strengthen our local wealth management presence by opening six branches around the world.
In Brazil, we opened offices under the UBS Pactual brand in Recife and Belo Horizonte at the end of April and in Porto Alegre in early August. The Recife branch will allow UBS to take advantage of the opportunities in Brazil's northeast region, which has experienced consistently strong growth in recent years. Belo Horizonte is Brazil's third largest metropolitan area, while the southern state of Rio Grande do Sul (capital Porto Alegre) is the country's fourth largest economic region.
In May, we opened a branch in Essen, Germany, to better meet the needs of clients in the Ruhr region, one of the continent's largest industrial, service, and urban centers.
In July, a wealth management office was opened in Nagoya, Japan, to service high net worth clients located in the central part of the country, and one in Brisbane, Australia, a region that attracts large numbers of wealthy retirees.
Asiamoney poll rates UBS best bank for high net worth clients
The results of Asiamoney's third private banking poll, released in May, rated UBS's wealth management business number one for clients with investable assets of USD 5-25 million. BNP Paribas led the category for clients with USD 1-5 million to invest while Citi Private Bank rated top for those with more than USD 25 million. The poll also named UBS the best private bank in Hong Kong, Singapore and Taiwan.
The survey is notable in that it directly interviews high net worth individuals in Asia who have their investments managed by a wealth management institution in Asia.
In July, we were named the "Private Bank of the Year" by Spear's Wealth Management Survey magazine at their 2007 awards ceremony. The magazine was launched earlier this year and focuses on the needs of wealthy clients.
Results
In second quarter 2007, pre-tax profit, at a record CHF 1,543 million, was up 3% from CHF 1,501 million in first quarter. First half 2007 pre-tax profit, at a record CHF 3,044 million, rose 19% compared with first half 2006. Total operating income was up 16% in the first six months of 2007 compared with the same period in 2006, reflecting a surge in the asset base, higher collateralized lending volumes as well as increased client activity. Operating expenses, up 14% in first half 2007 from the same period in 2006, also rose as we expanded in our global network.

Operating income
Total operating income, at CHF 3,196 million in second quarter 2007, increased 4% from CHF 3,063 million in first quarter. Recurring income rose CHF 101 million to CHF 2,368 million, benefiting from the higher asset base. Non-recurring income, up CHF 30 million at CHF 834 million, benefited from higher client activity.
Operating expenses
Operating expenses were CHF 1,653 million in second quarter 2007, up CHF 91 million or 6% from CHF 1,562 million in first quarter. Personnel expenses rose to CHF 969 million in second quarter 2007 from CHF 920 million in first quarter, mainly reflecting higher personnel levels as well as the full effect of annual salary increases. General and administrative expenses were CHF 261 million, up CHF 29 million from first quarter, as travel and entertainment costs rose in line with our global business expansion efforts. The increase also reflected the release of provisions in first quarter. Expenses for services from other business units rose by CHF 15 million to CHF 396 million in second quarter 2007 due to the increased use of IT services provided by other business units and IT Infrastructure.
Depreciation increased to CHF 23 million in second quarter 2007 from CHF 20 million in first quarter.
Personnel
The number of personnel was 14,680 on 30 June 2007, up 507 from 14,173 on 31 March 2007. Much of the increase was in Asia Pacific, Europe and Switzerland, where our business continued to grow. We added 215 new client advisors internationally and 77 in Switzerland. We also employed new product specialists and operations staff in Asia Pacific, Switzerland and Europe.

Wealth Management US

Business Unit reporting
	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Income	1,694	1,610	1,380	5	23	3,304	2,858
Adjusted expected credit loss [1]	(1)	0	0			(1)	0
Total operating income	1,693	1,610	1,380	5	23	3,303	2,858
Cash components	1,093	1,073	864	2	27	2,166	1,799
Share-based components [2]	44	35	28	26	57	79	61
Total personnel expenses	1,137	1,108	892	3	27	2,245	1,860
General and administrative expenses	279	216	211	29	32	495	438
Services (to)/from other business units	79	80	70	(1)	13	159	135
Depreciation of property and equipment	20	19	17	5	18	39	36
Amortization of intangible assets	17	16	11	6	55	33	24
Total operating expenses	1,532	1,439	1,201	6	28	2,971	2,493
Business Unit performance before tax	161	171	179	(6)	(10)	332	365

KPIs
Invested assets (CHF billion)	898	868	714	3	26
Net new money (CHF billion) [3]	2.5	10.9	0.7			13.4	9.6
Net new money including interest and dividend income (CHF billion) [4]	8.9	16.8	5.6			25.7	19.9
Gross margin on invested assets (bps) [5]	77	76	74	1	4	76	76
Cost/income ratio (%) [6]	90.4	89.4	87.0			89.9	87.2
Recurring income [7]	1,040	987	854	5	22	2,027	1,685
Financial advisor productivity
Revenues per advisor (CHF thousand) [8]	212	203	188	4	13	415	387
Net new money per advisor (CHF thousand) [9]	313	1,375	95			1,685	1,299
Invested assets per advisor (CHF thousand) [10]	110,679	106,724	101,002	4	10

Capital return and BIS data
Return on allocated regulatory capital (%) [11]						10.7	13.1
BIS risk-weighted assets	19,640	18,497	18,131	6	8
Goodwill and excess intangible assets [12]	4,269	4,445	3,579	(4)	19
Allocated regulatory capital [13]	6,233	6,295	5,392	(1)	16

Additional information
Client assets (CHF billion)	981	944	790	4	24
Personnel (full-time equivalents)	19,171	19,005	16,953	1	13
Financial advisors (full-time equivalents)	7,982	7,974	7,299	0	9
1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the financial statements). 2 Additionally includes social security contributions and expenses related to alternative investment awards. 3 Excludes interest and dividend income. 4 For purposes of comparison with US peers. 5 Income (annualized)/average invested assets. 6 Operating expenses/income. 7 Interest, asset-based revenues for portfolio management and fund distribution, account-based and advisory fees. 8 Income (including net goodwill funding)/average number of financial advisors. 9 Net new money/average number of financial advisors. 10 Average invested assets/average number of financial advisors. 11 Year to date Business Unit performance before tax (annualized as applicable)/allocated regulatory capital year to date average. 12 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital. 13 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Key performance indicators
Invested assets were CHF 898 billion on 30 June 2007, up 3% from CHF 868 billion on 31 March 2007. This was due to rising markets and, to a lesser extent, inflows of net new money. In US dollar terms, invested assets were also up 3% from first quarter 2007. Compared with second quarter a year earlier, invested assets were up 26% due to the inclusion of assets from Piper Jaffray and McDonald Investments, the year-on-year rise in financial markets, and inflows of net new money. In US dollar terms, invested assets also increased 26% compared with a year earlier.

The inflow of net new money in second quarter 2007 was CHF 2.5 billion, significantly lower than the record level of CHF 10.9 billion in first quarter 2007. The decline reflects annual client income tax payments, which usually take place in second quarter. Compared with the same period a year earlier, net new money was up by CHF 1.8 billion.
Including interest and dividends, net new money in second quarter 2007 was CHF 8.9 billion, down from CHF 16.8 billion in first quarter 2007, but up from CHF 5.6 billion in second quarter 2006.
Net new money in first half 2007 was CHF 13.4 billion, up from CHF 9.6 billion in first half 2006, reflecting improved inflows from the higher number of financial advisors and a stronger internal business focus on acquiring new client assets.

Including interest and dividends, net new money in first half 2007 was CHF 25.7 billion, up from CHF 19.9 billion in first half 2006.
Gross margin on invested assets was 77 basis points in second quarter 2007, up one basis point from first quarter 2007.

The cost/income ratio rose to 90.4% in second quarter 2007 from 89.4% in first quarter 2007 as expenses, up on higher salary and general and administrative expenses including increased legal expenses, rose at a higher rate than revenues.

Recurring income in second quarter 2007 reached a record CHF 1,040 million, up 5% from CHF 987 million in first quarter 2007. Excluding the effects of currency fluctuations, recurring income increased 6% between first and second quarter 2007, driven by increases in fees from managed account and non-proprietary funds, as well as interest income from account deposits. Recurring income represented 61% of total operating income in second quarter 2007, the same as in first quarter 2007.

Revenues per advisor in second quarter 2007 totaled CHF 212,000, up from CHF 203,000 in first quarter 2007 as income increased at a higher rate than the number of financial advisors.

Results
In second quarter 2007, pre-tax profit was CHF 161 million, down 6% from CHF 171 million in first quarter 2007. Higher costs were partly offset by the increased revenues earned on a higher level of invested assets. In US dollar terms, pre-tax profit decreased 5%.
Pre-tax profit in first half 2007 was CHF 332 million, down 9% from CHF 365 million in the same period a year earlier, when results included gains on the sale of New York Stock Exchange seats.

Operating income
Total operating income in second quarter 2007 was CHF 1,693 million, up 5% from CHF 1,610 million in first quarter 2007. In US dollar terms, operating income increased 6% from first quarter 2007. The increase reflected broad growth in revenues, mostly due to rising financial markets. Recurring income benefited from a further rise in managed account fees and improving net interest income while increased transactional revenue and higher performance fees on alternative investments buoyed non-recurring income.
Total operating income in first half 2007 was CHF 3,303 million, up 16% from CHF 2,858 million in first half 2006.
Operating expenses
In second quarter 2007, total operating expenses were CHF 1,532 million, up 6% from CHF 1,439 million in first quarter 2007. In US dollar terms, operating expenses were up 7% from first quarter 2007.
Personnel expenses were CHF 1,137 million in second quarter 2007, up 3% from CHF 1,108 million in first quarter 2007. This is a result of higher salary costs due to the hiring of non-financial advisory staff for growth initiatives and increased financial advisor-related compensation due to higher revenues. In US dollar terms, personnel expenses also increased 3% from first quarter 2007.
Non-personnel expenses, which include general and administrative, depreciation and amortization expenses, and services provided to and received from other business units, rose 19% to CHF 395 million in second quarter 2007 from CHF 331 million in first quarter 2007, with more than half of the rise being a result of an increase in legal and litigation expenses. In US dollar terms, non-personnel expenses were up 20% from first quarter 2007.
Personnel
The number of personnel was 19,171 on 30 June 2007, 166 higher than on 31 March 2007. The number of non-financial advisor staff was 11,189 on 30 June 2007 compared with 11,031 on 31 March 2007. Staff increases include additional branch support and personnel for our internal growth initiatives. The number of financial advisors on 30 June 2007 was 7,982, up slightly from 7,974 on 31 March 2007.

Business Banking Switzerland

Business Unit reporting
	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Interest income	872	829	843	5	3	1,701	1,662
Non-interest income	478	451	463	6	3	929	905
Income	1,350	1,280	1,306	5	3	2,630	2,567
Adjusted expected credit loss [1]	56	58	51	(3)	10	114	101
Total operating income	1,406	1,338	1,357	5	4	2,744	2,668
Cash components	630	637	591	(1)	7	1,267	1,208
Share-based components [2]	15	12	15	25	0	27	31
Total personnel expenses	645	649	606	(1)	6	1,294	1,239
General and administrative expenses	276	264	268	5	3	540	540
Services (to)/from other business units	(167)	(160)	(165)	(4)	(1)	(327)	(334)
Depreciation of property and equipment	15	13	16	15	(6)	28	32
Amortization of intangible assets	0	0	0			0	0
Total operating expenses	769	766	725	0	6	1,535	1,477
Business Unit performance before tax	637	572	632	11	1	1,209	1,191

KPIs
Invested assets (CHF billion)	167	164	155	2	8
Net new money (CHF billion) [3]	0.8	2.7	1.5			3.5	3.3
Cost/income ratio (%) [4]	57.0	59.8	55.5			58.4	57.5
Impaired lending portfolio as a % of total lending portfolio, gross	1.5	1.6	1.9

Capital return and BIS data
Return on allocated regulatory capital (%) [5]						28.0	28.0
BIS risk-weighted assets	90,102	85,142	85,351	6	6
Goodwill and excess intangible assets [6]	0	0	0
Allocated regulatory capital [7]	9,010	8,514	8,535	6	6

Additional information
Deferral (included in adjusted expected credit loss) [1]	127	129	133	(2)	(5)	256	266
Expected credit loss (included in adjusted expected credit loss) [1]	(71)	(71)	(82)	0	13	(142)	(165)
Client assets (CHF billion)	1,043	984	900	6	16
Personnel (full-time equivalents)	15,703	15,753	15,425	0	2
1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the financial statements). The adjusted expected credit loss is the sum of expected credit loss and deferrals. The expected credit loss reflects expected average annual impairment costs. The deferral represents the difference between actual credit loss and expected credit loss, amortized over a three-year period. 2 Additionally includes social security contributions and expenses related to alternative investment awards. 3 Excludes interest and dividend income. 4 Operating expenses/income. 5 Year to date Business Unit performance before tax (annualized as applicable)/allocated regulatory capital year to date average. 6 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital. 7 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Key performance indicators
Invested assets, at CHF 167 billion on 30 June 2007, increased by CHF 3 billion due to inflows of net new money, the higher euro, and rising markets. In first half 2007, we transferred CHF 4.5 billion in client assets from the Business Banking Switzerland unit to the Wealth Management International & Switzerland unit, reflecting the development of client relationships.
In second quarter 2007, the inflow of net new money was CHF 0.8 billion, down from the strong first quarter inflow of CHF 2.7 billion, mainly due to lower inflows from the corporate clients area.
The cost/income ratio was at 57.0% in second quarter 2007, down 2.8 percentage points from first quarter, as the strong increase in revenues more than offset a small rise in expenses.

The loan portfolio, at CHF 144.2 billion on 30 June 2007, was CHF 1.1 billion above its level on 31 March 2007 due to an increase in private client mortgage volumes as well as higher corporate client demand.
The impaired loan ratio was 1.5% at the end of June, down 0.1 percentage points from end-March. Our recovery portfolio was CHF 2.5 billion, down slightly from CHF 2.6 billion at the end of first quarter.

The return on allocated regulatory capital was 28.0% in the first six months of 2007, up from 26.8% in the first three months of 2007.

Initiatives and achievements
Strong growth in UBS's leasing business
UBS's leasing business has been expanding strongly in recent years as a result of the growing Swiss economy and our own internal efforts to strengthen the sales force and lease new types of goods. As a result, the volume of leasing contracts has risen to CHF 1.5 billion at the end of June 2007, up 20% from a year earlier. Over the last three years, volumes have risen more than 80%. The business, which has traditionally provided industrial equipment leasing contracts to clients, started offering corporate jet leasing contracts to ultra-high net worth clients and car leases to UBS employees in 2006. The business expects to be able to keep its current momentum partly due to the brisk growth pace in the private corporate jet market.
Results
In second quarter 2007, Business Banking Switzerland reported a record pre-tax profit of CHF 637 million, CHF 65 million or 11% higher than first quarter. First half 2007 pre-tax profit was a record CHF 1,209 million, CHF 18 million or 2% above the result achieved in first half 2006. This was mainly due to income growth.

Operating income
Total operating income in second quarter 2007 was CHF 1,406 million, up CHF 68 million from first quarter. Interest income, which increased CHF 43 million to CHF 872 million in second quarter 2007, partly reflected the fact that second quarter had more days than first quarter. It was also due to higher loan volumes. Non-interest income increased to CHF 478 million in second quarter 2007 from CHF 451 million a quarter earlier, mainly due to revaluation gains from equity participations. The adjusted expected credit loss was a recovery of CHF 56 million, down slightly from CHF 58 million in first quarter.
Operating expenses
Total operating expenses were CHF 769 million in second quarter 2007, slightly up from CHF 766 million a quarter earlier. Personnel expenses decreased to CHF 645 million in second quarter 2007 from CHF 649 million in first quarter, reflecting falling personnel numbers. General and administrative expenses, at CHF 276 million in second quarter 2007, were up CHF 12 million from first quarter mainly due to higher investments in our IT infrastructure.
Net charges to other business units were CHF 167 million, up CHF 7 million from first quarter, reflecting more IT services delivered to other business units. Depreciation in second quarter 2007 was CHF 15 million, up slightly from CHF 13 million a quarter earlier.
Personnel
The number of personnel in Business Banking Switzerland was 15,703 on 30 June 2007, down 50 from 31 March 2007, reflecting efficiency gains in structures and processes.

Global Asset Management
Global Asset Management's pre-tax profit was CHF 66 million in second quarter 2007, a fall of 84% because of costs of CHF 384 million related to the closure of Dillon Read Capital Management (DRCM). Excluding these costs, pre-tax profit would have been CHF 450 million, up CHF 46 million or 11% compared with the prior quarter. Stronger performance fees, particularly in alternative and quantitative investments and the Brazilian asset management business, contributed to the increase.

Business Group reporting
	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Institutional fees	642	585	379	10	69	1,227	841
Wholesale Intermediary fees	436	412	361	6	21	848	708
Total operating income	1,078	997	740	8	46	2,075	1,549
Cash components	558	364	275	53	103	922	568
Share-based components [1]	220	59	36	273	511	279	60
Total personnel expenses	778	423	311	84	150	1,201	628
General and administrative expenses	162	115	83	41	95	277	167
Services (to)/from other business units	33	43	6	(23)	450	76	35
Depreciation of property and equipment	35	7	6	400	483	42	11
Amortization of intangible assets	4	5	0	(20)		9	0
Total operating expenses	1,012 [2]	593	406	71	149	1,605 [2]	841
Business Group performance before tax	66	404	334	(84)	(80)	470	708

KPI
Cost/income ratio (%) [3]	93.9	59.5	54.9			77.3	54.3

Institutional
Invested assets (CHF billion)	552	528	451	5	22
of which: money market funds	25	23	18	9	39
Net new money (CHF billion) [4]	(2.5)	2.7	4.9			0.2	12.0
of which: money market funds	2.1	(3.9)	0.4			(1.8)	2.4
Gross margin on invested assets (bps) [5]	48	45	33	7	45	46	37
1 Additionally includes social security contributions and expenses related to alternative investment awards. 2 Includes CHF 384 million related to the closure of DRCM. 3 Operating expenses/income. 4 Excludes interest and dividend income. 5 Operating income (annualized as applicable)/average invested assets.

Business Group reporting (continued)
	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06

Wholesale Intermediary
Invested assets (CHF billion)	368	355	320	4	15
of which: money market funds	58	58	57	0	2
Net new money (CHF billion) [1]	0.5	2.6	(1.3)			3.1	4.2
of which: money market funds	(0.9)	(1.9)	(1.5)			(2.8)	(2.5)
Gross margin on invested assets (bps) [2]	48	47	44	2	9	48	43

Capital return and BIS data
Return on allocated regulatory capital (%) [3]						46.8	88.9
BIS risk-weighted assets	2,610	2,757	2,146	(5)	22
Goodwill and excess intangible assets [4]	1,910	1,684	1,355	13	41
Allocated regulatory capital [5]	2,171	1,960	1,570	11	38

Additional information
Invested assets (CHF billion)	920	883	771	4	19
Net new money (CHF billion) [1]	(2.0)	5.3	3.6			3.3	16.2
Personnel (full-time equivalents)	3,426	3,511	3,144	(2)	9
1 Excludes interest and dividend income. 2 Operating income (annualized as applicable)/average invested assets. 3 Year to date Business Group performance before tax (annualized as applicable)/allocated regulatory capital year to date average. 4 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital. 5 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Key performance indicators
The cost/income ratio was 93.9% in second quarter 2007. Excluding DRCM-related closure expenses, the cost/income ratio would have been 58.3%, down from 59.5% in the prior quarter, reflecting higher performance-related fee revenues more than offsetting the increase in costs.

Institutional
Institutional invested assets were CHF 552 billion on 30 June 2007, up CHF 24 billion from 31 March 2007. The increase reflects higher financial markets and currency impacts partly offset by small net new money outflows.

The outflow of net new money in second quarter 2007 was CHF 2.5 billion, of which CHF 1.5 billion were paid back to DRCM outside investors. In first quarter 2007, we recorded a net new money inflow of CHF 2.7 billion. Excluding money market flows, the outflow of net new money was CHF 4.6 billion for second quarter, compared with inflows of CHF 6.6 billion in first quarter 2007. Net outflows from equity mandates were only partly offset by inflows into multi-asset mandates, alternative and quantitative investments and real estate.
In first half 2007, we recorded a net new money inflow of CHF 0.2 billion. Excluding money market flows, the inflow was CHF 2.0 billion, with inflows into multi-asset mandates, alternative and quantitative investments, fixed income and real estate, partly offset by outflows in equities.
The gross margin was 48 basis points in second quarter 2007, an increase of 3 basis points from last quarter, mainly due to strong performance-based fees in alternative and quantitative investments and from the Brazilian asset management business.

Wholesale intermediary
Invested assets were CHF 368 billion on 30 June 2007, up CHF 13 billion from 31 March 2007. The increase reflects higher financial markets and currency translation effects and, to a lesser extent, net new money inflows.

Net new money in second quarter 2007 was CHF 0.5 billion, compared with CHF 2.6 billion in first quarter 2007. Excluding money market flows, net new money was CHF 1.4 billion for the quarter, compared with CHF 4.5 billion in first quarter 2007. Net inflows into multi-asset, equity and real estate funds were mostly offset by outflows from fixed income funds.
In first half 2007, we recorded a net new money inflow of CHF 3.1 billion. Excluding money market funds, the inflow was CHF 5.9 billion, with flows into multi-asset mandates, equities and real estate partly offset by outflows in fixed income.

The gross margin was 48 basis points in second quarter 2007, an increase of 1 basis point from last quarter.

Initiatives and achievements
Changes in core equities management
We have made a number of changes to our equities capability over the past few months. In May, we announced that the Global Head of Equities would step back from all direct investment responsibilities to focus solely on business management to support the continued growth of the equities business. The Deputy Global Head of Equities was appointed to a new expanded role as Head of Core Equities, which includes overseeing research and portfolio management as well as direct investment responsibilities. These changes are aimed at optimizing the activities and focus of our senior investment managers while ensuring that we are better placed to improve our investment performance and grow our business.
We also announced a strengthening of our core global equities team with the appointment of a senior portfolio manager who joins us from Nicholas-Applegate on 1 October 2007 and will be located in London.
New team joins growth equities
In early July, we announced the expansion of growth equities with the hire of an experienced global growth team. This will enable us to provide clients with access to additional equity investment options that complement our existing offering. The five-strong global growth team joined us from Nicholas-Applegate and is based in San Diego, California in the US.
UBS expands into Korea
In May we entered into an agreement with Hana Daetoo Securities (formerly Daehan Investment & Securities Company Ltd.), a wholly owned subsidiary of Hana Financial Group, to acquire 51% of Daehan Investment Trust Management Company Ltd. (DIMCO). The acquired company will be known as UBS Hana Asset Management Company Ltd. (UBS Hana Asset Management) internationally, and as Hana UBS Asset Management in Korea. The transaction closed in late July.
At closing, UBS Hana Asset Management managed around KRW 19.9 trillion (equivalent to approximately USD 21.7 billion or CHF 26.4 billion) in assets. It is one of the market leaders in the Korean asset management industry.
Investment capabilities and performance
In past quarters, we have outlined the performance challenges we have faced in some capabilities, notably our core equity capabilities. As mentioned above, we have taken a number of steps to address this and are now beginning to see improvements. We expect that it will take some time for the market – current and prospective clients – to fully recognize our efforts. There is also a time lag between underperformance and its impact on net new money, so we cannot exclude the possibility of further outflows in coming months. However, our business has reduced its dependency on any one investment capability or market.
Our actively managed Global Equity composite, as an example, outperformed its benchmark in the quarter but remained below benchmark for most longer-term periods. In the quarter, the outperformance was largely due to strong stock selection in the consumer discretionary and healthcare sectors as well as positions in retailing, automobiles, automobile components, pharmaceuticals and biotechnology.
Regional equity performance for the quarter was varied. The US equity and US equity 130-30 long-short strategies outperformed, largely due to favorable stock selection, particularly overweight positions in automobiles and automobile components and railroads coupled with underweight positions in real estate investment trusts. Canadian, Australian and Asian equity performances were also strong, while European and Japanese strategies underperformed. Most small cap capabilities performed well.
All growth equity capabilities, with the exception of US Mid Cap Growth, underperformed their respective benchmarks in second quarter. The US Large Cap Growth performance lagged due to stock selection in the consumer discretionary, industrials and utilities sectors. The US Mid Cap Growth capability was ahead of its benchmark, driven largely by both sector allocation and stock selection in the consumer discretionary, energy and financial sectors. The US Small Cap Growth capability was negatively impacted by stock selection in the consumer discretionary, industrial and information technology sectors.
Yields rose across all major developed bond markets in second quarter and our bond portfolios were positioned to benefit from this movement. Lower rated residential mortgage-backed securities performed poorly as homeowner defaults exceeded market expectations in terms of level and rapidity. Credit spreads in other portions of the market widened in sympathy as market liquidity diminished. The relative returns of our active bond strategies were mixed, depending upon credit and currency orientation. In the case of the Absolute Return Bond strategy, credit and currency impacts outweighed the positive impact from interest rate positioning.
Balanced (multi-asset) portfolios turned in a mixed performance versus their benchmarks over the quarter. Asset allocation was flat to slightly negative in terms of performance contribution. The overweight stance towards US and emerging market equities and the underweight position to bonds, including emerging market debt, contributed positively to performance. The underweighting of Canadian and Continental European equities detracted from performance.
Currency strategies were a drag on performance in balanced strategies for the quarter. The overweight Swedish krona position was a positive contributor but the positions on the Japanese yen (overweight) and the Canadian dollar, euro and sterling (all underweight) detracted from currency performance.
Our main absolute return portfolios, the Dynamic Alpha Strategies, were broadly flat on the quarter. The positive stance toward equities and short position toward bonds contributed positively to returns. However, this was broadly offset by currency and security selection.
Alternative and quantitative investments strategies posted steady gains in second quarter in spite of mixed global equity markets performance in June. Returns across the majority of O'Connor single manager hedge fund strategies were positive. On the multi-manager side, returns have also been positive with the core fund-of-hedge fund strategies performing strongly during the quarter.
The global real estate business saw continuing growth in assets across all regions, mostly from direct investments in real estate. Our private real estate funds again provided solid returns. The relative performance of our global real estate security funds remained solid despite negative market movements, with most of the funds either performing flat against or outperforming their respective benchmarks.

Annualized
Composite	1 year	3 years	5 years	10 years
Global Equity Composite vs. MSCI World Equity (Free) Index	–	–	–	+
Global Bond Composite vs. Citigroup World Government Bond Index	–	–	–	–
Global Securities Composite vs. Global Securities Markets Index	–	–	+	+
US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	+	+ [1]	+ [1]	N/A
US Large Cap Equity Composite vs. Russell 1000 Index	+	+	+	+
Global Real Estate Securities (hedged in CHF) [2] vs. FTSE EPRA/NAREIT Global Real Estate Index (hedged in CHF) [3]	+	+	+ [3]	+ [2,3]
(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are after fees. A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

1 Performance data for 3 and 5 years is for UBS AG, NY Branch Large Cap Select Growth Composite, which is managed in a substantially similar manner to the US Large Cap Select Growth Equity Composite. 2 Composite figures since 31 December 1999. For 10 years annualized returns the Investment Group UBS AST Immobilien Ausland is used as the performance reference (inception: 9 May 1990). 3 Prior to April 2004, the reference index is the GPR General Index Europe (CHF, unhedged) and thereafter it is linked to the benchmark FTSE EPRA/NAREIT Global Real Estate Index (total return, hedged into CHF) to calculate 3, 5 and 10 year returns. Reference index returns are provided for reference purposes only. From 31 March 2004 to 30 September 2005 returns for the FTSE EPRA/ NAREIT Global Real Estate Index hedged into Swiss francs are based on published data, while currency translation and hedging into Swiss francs are calculated internally. Thereafter, UBS has contracted with FTSE, the index provider, to provide on a customized request basis, Swiss franc hedged returns for the FTSE EPRA/NAREIT Global Real Estate Index.

Results
Pre-tax profit was CHF 66 million in second quarter 2007. Our results in second quarter include the costs of DRCM's closure, which totaled CHF 384 million. This included accelerated amortization of deferred compensation to former DRCM employees. Excluding DRCM closure costs, pre-tax profit would have been CHF 450 million, up CHF 46 million or 11% compared with the prior quarter, a result of continuing strong performance fees, mainly in alternative and quantitative investments, and the Brazilian asset management business.
In first half 2007, pre-tax profit was CHF 470 million. Excluding the costs related to the closure of DRCM, profit would have been CHF 854 million, up CHF 146 million or 21% from first half 2006, reflecting higher asset levels from rising financial markets, stronger alternative and quantitative investment performance fees and the first-time inclusion of the Brazilian asset management business following the acquisition and integration of Banco Pactual in December 2006.

Operating income
Total operating income in second quarter 2007 was CHF 1,078 million, up 8% from CHF 997 million in the previous quarter. Institutional revenues were CHF 642 million in second quarter 2007, up from CHF 585 million in first quarter 2007, reflecting stronger performance fees from alternative and quantitative investments and the Brazilian asset management business. The closure of DRCM, and the effect of paying back outside investor interests, had a slight negative impact on revenues. Wholesale intermediary revenues were CHF 436 million in second quarter 2007, up from CHF 412 million a quarter earlier, mainly a result of an increase in management fees, which strengthened on the higher average asset base, and strong performance fees from the Brazilian asset management business.
Operating expenses
Total operating expenses were CHF 1,012 million in second quarter 2007, including costs related to the closing of DRCM of CHF 384 million. Excluding these costs, operating expenses would have been CHF 628 million, up by CHF 35 million from a quarter earlier on higher incentive-based compensation and increased professional fees. Personnel expenses were CHF 778 million in second quarter 2007, with CHF 318 million relating to DRCM closure expenses that included both severance payments and accelerated amortization of deferred compensation to former DRCM employees. Excluding this, personnel expenses would have been CHF 460 million, up from CHF 423 million a quarter earlier, with incentive-based compensation following higher performance fees. General and administrative expenses were CHF 162 million in second quarter 2007. Excluding DRCM closure costs, general and administrative expenses would have been CHF 124 million, slightly higher than CHF 115 million a quarter earlier, mostly due to higher professional fees, legal and travel and entertainment costs. Depreciation of property and equipment was CHF 35 million compared with CHF 7 million in the prior quarter, with most of the increase being a result of the closure of DRCM. Net charges-in from other business groups were CHF 33 million in second quarter 2007, down from CHF 43 million in last quarter, also mainly due to the closure of DRCM.
Personnel
The number of employees was 3,426 on 30 June 2007, down 2% from 3,511 on 31 March 2007, primarily due to the transfer of DRCM staff to the Investment Bank. We expect to experience a further decline in personnel in third quarter as a result of DRCM's closure.

Investment Bank
In second quarter 2007, the Investment Bank achieved another record pre-tax profit of CHF 1,815 million, up 3% from a year earlier. Our equities and investment banking businesses saw significant growth in revenues, with the latter posting an all-time quarterly record. Revenues in our fixed income, rates and currencies business fell, driven by weak results in rates, municipal securities and precious metals. Portfolios managed by DRCM (including the former outside investor fund) showed negative revenues of approximately CHF 230 million. A rise in general and administrative expenses drove total operating expenses up.

Business Group reporting
	Quarter ended			% change from		Year to date
CHF million	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Equities	3,094	3,128	2,280	(1)	36	6,222	5,124
Fixed income, rates and currencies	1,814	2,265	2,626	(20)	(31)	4,079	5,074
Investment banking	1,313	865	795	52	65	2,178	1,461
Income	6,221	6,258	5,701	(1)	9	12,479	11,659
Adjusted expected credit loss [1]	(4)	2	14			(2)	26
Total operating income	6,217	6,260	5,715	(1)	9	12,477	11,685
Cash components	2,833	3,027	2,533	(6)	12	5,860	5,342
Share-based components [2]	400	362	455	10	(12)	762	840
Total personnel expenses	3,233	3,389	2,988	(5)	8	6,622	6,182
General and administrative expenses	951	769	713	24	33	1,720	1,512
Services (to)/from other business units	133	193	209	(31)	(36)	326	384
Depreciation of property and equipment	46	54	37	(15)	24	100	74
Amortization of intangible assets	39	54	14	(28)	179	93	29
Total operating expenses	4,402	4,459	3,961	(1)	11	8,861	8,181
Business Group performance before tax	1,815	1,801	1,754	1	3	3,616	3,504
1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the financial statements). The adjusted expected credit loss is the sum of expected credit loss and deferrals. The expected credit loss reflects expected average annual impairment costs. The deferral represents the difference between actual credit loss and expected credit loss, amortized over a three-year period. 2 Additionally includes social security contributions and expenses related to alternative investment awards.

Business Group reporting (continued)
	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06

KPIs
Compensation ratio (%) [1]	52.0	54.2	52.4			53.1	53.0
Cost/income ratio (%) [2]	70.8	71.3	69.5			71.0	70.2
Impaired lending portfolio as a % of total lending portfolio, gross	0.1	0.1	0.1
Average VaR (10-day, 99% confidence, 5 years of historical data)	520	517	408	1	27

Capital return and BIS data
Return on allocated regulatory capital (%) [3]						30.3	36.1
BIS risk-weighted assets	195,280	182,295	153,847	7	27
Goodwill and excess intangible assets [4]	5,473	5,471	4,132	0	32
Allocated regulatory capital [5]	25,001	23,701	19,517	5	28

Additional information
Deferral (included in adjusted expected credit loss) [6]	54	57	58	(5)	(7)	111	105
Expected credit loss (included in adjusted expected credit loss) [6]	(58)	(55)	(44)	(5)	(32)	(113)	(79)
Personnel (full-time equivalents)	22,300	22,179	19,512	1	14
1 Personnel expenses/income. 2 Operating expenses/income. 3 Year to date Business Group performance before tax (annualized as applicable)/allocated regulatory capital year to date average. 4 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital. 5 10% of BIS risk-weighted assets plus goodwill and excess intangible assets. 6 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the financial statements). The adjusted expected credit loss is the sum of expected credit loss and deferrals. The expected credit loss reflects expected average annual impairment costs. The deferral represents the difference between actual credit loss and expected credit loss, amortized over a three-year period.

Key performance indicators
The cost/income ratio in second quarter 2007 was 70.8%, up from 69.5% in the same period a year earlier. The increase in performance-related personnel expenses, staff levels and general and administrative costs, along with weaker results in rates, municipal securities and precious metals as well as negative revenues on former DRCM activities, were only partially offset by higher revenues in our equities and investment banking businesses.

The compensation ratio in second quarter 2007 was 52.0%, down 0.4 percentage points from the same period a year earlier. The increase in revenues was only partially offset by higher performance-related compensation and salaries due to higher staff levels.

While average Investment Bank 10-day VaR was broadly unchanged from first quarter, active switching of equities and interest rate positions increased the range between maximum and minimum VaR, and reduced the diversification effect to 26% from 30% compared with first quarter.
Following the announcement on 3 May 2007 that, as part of the closure of DRCM, we would redeem outside investor interests, the portfolios were integrated into the Investment Bank. This introduced additional risk but other position changes on the same day resulted in an overall reduction in Investment Bank VaR. From that point, the general trend was downward and 10-day VaR closed the quarter at CHF 454 million, more than 20% down from the previous period-end.
The gross lending portfolio at the Investment Bank rose by CHF 34 billion to CHF 150 billion from the same period a year earlier, as a result of continued expansion of our prime brokerage area, which, among other activities, provides financing on a collateralized basis to hedge funds.

The return on allocated regulatory capital was 30.3% in first half 2007, down from 36.1% in the same period a year ago, driven by higher risk-weighted assets, mainly reflecting a rise in counterparty risk on the over-the-counter derivatives portfolio and on equities financing and lending, mainly related to our prime brokerage business.

Results
The first six months of 2007 were the most profitable ever. Pre-tax profit in the first half of 2007 was CHF 3,616 million, up 3% from the same period in 2006. This result was driven by strong revenues from investment banking (up 49%), reflecting revenue growth in all regions, particularly in the Americas. Our equity businesses (up 21%) were also strong, reporting higher revenues in all products, with the most significant gains in derivatives, proprietary trading and equity capital markets. The decline in revenues from fixed income, rates and currencies (down 20%) mainly reflects losses in the portfolios that were managed by DRCM as well as the difficult market environment for our rates business in the US. This was partly offset by an improvement in performance from the credit fixed income and emerging markets businesses. Personnel expenses rose as we hired more staff in the context of the expansion of our product range, which also heightened occupancy costs. We also increased expenditure on our IT infrastructure and incurred more administration and professional fees.
Pre-tax profit in second quarter 2007 was CHF 1,815 million, up 3% from second quarter 2006. Higher revenues in equities and investment banking more than offset lower revenues in fixed income, rates and currencies and higher personnel and general and administrative expenses. Compared with first quarter 2007, pre-tax profit was up 1%, a new quarterly record.

Operating income
Total operating income in second quarter 2007 was CHF 6,217 million, up 9% from the same quarter a year earlier.
The equities business posted revenues of CHF 3,094 million in second quarter 2007, up 36% from the same period in 2006, with all business lines reporting stronger revenues. Cash equity revenues increased as stronger global volumes across all regions drove commission income higher. Prime brokerage, experiencing a record quarter, showed positive results from its successful build-up, as client numbers and average balances increased significantly. Exchange-traded derivatives also experienced a record quarter, driven by year-on-year increases in volumes and helped by the acquisition of ABN AMRO's futures and options business. Derivatives continued to be strong, predominantly driven by growth in Europe and Asia where positive market sentiment led to healthy structured product revenues. Significant growth was also seen in equity capital markets revenues, reflecting robust volumes in the Americas, in particular Latin America, and Asia (excluding Japan). Equity-linked revenues were essentially flat compared with the same period last year, as gains in Asia and Europe were largely offset by reduced opportunities in the US. Proprietary trading revenues increased, with regional performance improvements in Europe and Asia. Equity revenues were further enhanced by gains from the sale of our stake in Euronext and other such revenues. These were slightly higher than similar gains recorded in second quarter 2006, such as the sale of our stake in the London Stock Exchange. Compared with the record first quarter 2007, equities revenues were practically unchanged (down 1%). Most businesses experienced slight declines, except prime brokerage and equity capital markets, which rose.
Fixed income, rates and currencies (FIRC) revenues were CHF 1,814 million in second quarter 2007, down 31% from the same quarter a year ago. In connection with the closure of the DRCM business, the management of all portfolios (including the former outside investor fund) was integrated into the Investment Bank in second quarter 2007. Continued difficult market conditions in the US mortgage-backed and asset-backed securities market led to further losses in the portfolios. Net revenues from DRCM's business activities were approximately negative CHF 230 million, compared with approximately negative CHF 150 million reported in first quarter 2007. Revenues from the other parts of the FIRC business overall were flat compared with a year earlier. Credit fixed income had a record quarter, with growth across the business driven by leveraged finance, global credit trading and proprietary strategies. Credit default swaps hedging loan exposures recorded gains of CHF 35 million, compared with losses of CHF 30 million a year ago. Emerging markets saw very strong increases, particularly in Latin America and Eastern Europe, while municipal revenues fell as a result of a large number of new issues in the primary market and selling in the secondary market driven by widening spreads and overall interest rate concerns. Performance in the rates business was down in government bonds and mortgage-backed and asset-backed securities in the context of difficult market conditions caused by the US sub-prime market. This was only partially offset by increased derivatives revenues. Revenues in the money markets, currencies and commodities business fell compared with the same quarter last year, when our performance benefited from the sale of our stake in EBS Group. Foreign exchange and money market revenues increased as volumes and market share continued to rise. Trading in emerging markets currencies and technical upgrades to the trading capabilities of our platforms, which increased efficiency, further enhanced revenues. Commodity revenues fell due to lower results posted in precious metals and natural gas, as both suffered from market corrections and the resulting low client activity levels. This was partially offset by a stronger performance in crude oil and commodities structured products. Compared with first quarter 2007, FIRC was down 20%, with revenues lower in most businesses except credit fixed income, and emerging markets.
Investment banking revenues, at CHF 1,313 million, rose to a record high and were 65% higher than in second quarter 2006. This extraordinary performance emphasizes our strong market position and the key roles we played in a number of major transactions in second quarter. All regions recorded double-digit growth in revenues, with the largest increase coming from the Americas. Revenues from our advisory business increased significantly. The capital markets business also saw strong growth as did our leveraged finance franchise, demonstrating our commitment to this business. Compared with first quarter 2007, investment banking revenues were up 52%, with increases seen in all businesses and regions.

UBS gross capital market and corporate finance fees
	Quarter ended			Year to date
CHF million	30.6.07	31.3.07	30.6.06	30.6.07	30.6.06
M&A and corporate finance fees	702	450	429	1,152	778
Equity underwriting fees	727	481	550	1,208	885
Debt underwriting fees	635	474	386	1,109	744
Other capital market revenues [1]	263	160	121	423	274
Gross capital market and corporate finance fees	2,327	1,565	1,486	3,892	2,681
Capital market fees booked outside investment banking [2]	305	264	211	569	370
Amount shared with Equities and FIRC (Fixed Income, Rates and Currencies)	661	428	450	1,089	797
Financing, hedging and risk adjustment costs	48	8	30	56	53
Net investment banking area revenues	1,313	865	795	2,178	1,461
1 Other capital market revenues comprise equity and debt revenues with investment banking involvement that are not underwriting fees (for example, derivative or trading revenues). 2 Capital market fees booked outside investment banking comprise equity and debt underwriting revenues that have no investment banking department involvement (for example, municipal or mortgage-backed securities).

Operating expenses
Total operating expenses in second quarter 2007 were CHF 4,402 million, up 11% from the same period last year.
Personnel expenses were CHF 3,233 million, up 8% from a year earlier, driven by the increase in staff recruited in 2006 to support growth strategies and due to the acquisitions of Banco Pactual and ABN AMRO's futures and options business.
Share-based compensation in second quarter 2007 was down 12%, as the same period a year earlier included accelerated amortization of deferred compensation for good leavers.
General and administrative expenses increased by 33% to CHF 951 million, reflecting an additional provision relating to the settlement of Enron litigation as well as increases in administrative costs related to the acquisition of Banco Pactual and higher occupancy costs related to the need for more office space. IT and professional fees increased as well.
Net charges from other business units were CHF 133 million, down 36% compared with second quarter 2006 as Industrial Holdings made a CHF 76 million performance-related payment to compensate the Investment Bank for its help in disposing of private equity investments, which had been transferred to Industrial Holdings from the Investment Bank in 2005. Charges from Global Asset Management for managing the Investment Bank's investments in DRCM decreased, as the business was integrated into the Investment Bank during the quarter. These reductions were partially offset by higher charges from IT Infrastructure.
Depreciation expense was CHF 46 million, up 24% on second quarter 2006, driven by an increase in occupancy costs and IT expenditures. Amortization of intangible assets, at CHF 39 million, was up from CHF 14 million a year earlier, driven by the acquisitions of Banco Pactual and ABN AMRO's futures and options business.
Personnel
The number of employees was 22,300 on 30 June 2007, up 121 or 1% from the end of first quarter 2007 and 2,788 or 14% higher than the same period a year earlier. The transfer of 122 DRCM employees from Global Asset Management to the Investment Bank was the sole reason for the net increase in personnel levels in second quarter 2007. Higher numbers in employees in our fixed income, rates and currencies businesses were offset by reduced staff levels in IT and other logistic areas and equities.

Initiatives and achievements
UBS founding financial partner in new Clinton Climate Initiative
In May, we partnered with the Clinton Climate Initiative in a program aimed at reducing energy use. Under the program, a select group of large city governments will retrofit public buildings and provide incentives to large private building owners to make their buildings more energy efficient. To help achieve this, UBS has agreed to dedicate its expertise and other resources to create financial structures capable of delivering capital effectively to public and private projects.
Market share
According to data from Dealogic, we ranked fourth in terms of our share of the investment banking global fee pool at the end of second quarter 2007, with a year-to-date market share of 5.8%. In first half 2006, we ranked eighth with a market share of 4.9%. We also led Thomson Financial's first half league table for UK M&A advisors, as reported in The Times in late June.
We maintained our first place in the global ranking for secondary cash commissions for the twentieth consecutive quarter, according to data from a leading industry survey.
Awards
Our equities and fixed income businesses received a number of prestigious awards in second quarter. In Euromoney's Awards for Excellence, UBS was named the "Best Global Emerging Market Investment Bank" as well as the "Best Global Emerging Market Equity House". UBS was named the leading pan-European brokerage firm in ThomsonExtel's survey for the seventh year running. The survey also placed us first in Equity Trading & Execution, as well as in Equity & Equity-linked Research & Sales. Institutional Investor placed our Latin America equity research team in first place for the fifth consecutive year, and Risk awarded us first place for equity derivatives for the third consecutive year.
Euromoney awarded us first place in the "Overall Primary Debt House" category, up from fourth in 2006. Euroweek described UBS as the best "Overall Bank for the Last Twenty Years". UBS was also named best for cross-currency swaps, currency forwards and exotic currency products by Risk magazine.
Significant deals
Mergers and acquisitions
Mergers and acquisitions activity remained strong. In first half 2007, we advised globally on 248 transactions with a deal volume of USD 582 billion, according to Thomson Financial, which corresponded to an increase of 81% from the same period last year. Key deals in second quarter included:
– joint financial advisor to global banking group ABN AMRO on the EUR 66 billion recommended merger with Barclays as well as the related USD 21 billion sale of LaSalle to Bank of America and the Royal Bank of Scotland/Fortis/Santander consortium approach
– joint financial advisor on Italian power company Enel's EUR 64 billion joint public offer with Spanish company Acciona for the remaining share capital of Endesa, a Spanish-based electric utility company. UBS was also joint lead arranger and joint bookrunner on the financing of this transaction
– sole financial advisor to the Board of Directors of aluminum company Alcan on the USD 44 billion recommended offer from Rio Tinto which follows Alcoa's earlier USD 33 billion unsolicited takeover bid
– lead financial advisor to Sallie Mae, the leading provider of student loans in the US, on its USD 25 billion sale to a consortium led by J.C. Flowers & Co., Bank of America and JPMorgan Chase.
Equity underwriting
UBS global equity capital market deal volumes were USD 22.3 billion in second quarter, up 15% compared with the same period last year, according to Dealogic. We were bookrunner for more deals than any other firm and had a 7.7% market share of the global equity issuance in the quarter. Key transactions included:
– joint bookrunner on the USD 2.7 billion accelerated bookbuild offering of TeliaSonera, a leading telecommunications company in the Nordic and Baltic regions
– joint global coordinator and joint bookrunner on the HKD 8.1 billion IPO of China Molybdenum, the leading integrated producer of molybdenum, a metal ore, and a growing producer of tungsten
– joint global coordinator and joint book-running manager on the USD 1.2 billion convertible notes offering from Chesapeake Energy Corporation, the third largest independent producer of natural gas in the US.
Fixed income underwriting
The second quarter generally saw favorable financing conditions. However, towards the end of the quarter, investor enthusiasm diminished on the weakness in equity markets, increases in government yields and concerns about US sub-prime mortgage markets, which created tighter credit conditions. UBS's market share of primary bond issuance improved in first half 2007 to 4.1%, compared with 3.6% in the same period last year. We lead managed 143 deals during second quarter, including:
– joint bookrunner on a EUR 1.5 billion perpetual tier 1 deal for reinsurance company Munich Re
– joint lead arranger and joint bookrunner on a EUR 35 billion syndicated loan facility and joint bookrunner on a EUR 5 billion multi-tranche financing for Enel, as part of the financing related to Enel's acquisition of Endesa
– joint bookrunner on a USD 400 million 10-year deal for Colombian bank Bancolombia, its debut international debt issue.

Global Fee Pool Market Share
	Quarter ended		Year ended
	30.6.07	30.6.06	31.12.06	31.12.05
in %	5.8	4.9	4.9	5.0
Rank	4	8	8	8
Source: Dealogic

Corporate Center
In second quarter 2007, Corporate Center recorded a profit from continuing operations of CHF 1,734 million, up from the loss of CHF 193 million in first quarter 2007. Without the gain of CHF 1,950 million relating to the sale of the 20.7% stake in Julius Baer this quarter, Corporate Center would have posted a loss of CHF 216 million.

Business Group reporting
	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Income	2,092 [1]	130	152			2,222 [1]	294
Credit loss (expense)/recovery [2]	(31)	(51)	(19)	(39)	63	(82)	9
Total operating income	2,061	79	133			2,140	303
Cash components	324	296	269	9	20	620	552
Share-based components [3]	34	24	27	42	26	58	55
Total personnel expenses	358	320	296	12	21	678	607
General and administrative expenses	337	304	266	11	27	641	580
Services (to)/from other business units	(552)	(539)	(490)	(2)	(13)	(1,091)	(955)
Depreciation of property and equipment	184	187	198	(2)	(7)	371	374
Amortization of intangible assets	0	0	5		(100)	0	9
Total operating expenses [4]	327	272	275	20	19	599	615
Business Group performance from continuing operations before tax	1,734	(193)	(142)			1,541	(312)
Business Group performance from discontinued operations before tax	(1)	8	0			7	0
Business Group performance before tax	1,733	(185)	(142)			1,548	(312)

Additional information
BIS risk-weighted assets	8,639	8,620	8,398	0	3
Personnel (full-time equivalents)	6,277	6,016	4,230	4	48
Personnel excluding IT Infrastructure (ITI) (full-time equivalents)	2,065	1,921	1,434	7	44
Personnel for ITI (full-time equivalents)	4,212	4,095	2,796	3	51
1 Includes pre-tax gain of CHF 1,950 million related to the sale of the 20.7% stake in Julius Baer. 2 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense or recovery is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss expense or recovery recorded at Group level is reported in the Corporate Center (see note 2 to the financial statements). 3 Additionally includes social security contributions and expenses related to alternative investment awards. 4 Includes expenses for the Chairman's office (comprising the Company Secretary, Board of Directors and Group Internal Audit).

Results
Profit from continuing operations was CHF 1,734 million, up from the loss of CHF 193 million in first quarter 2007. Without the gain of CHF 1,950 million from the sale of our 20.7% stake in Julius Baer in second quarter, Corporate Center would have posted a loss of CHF 216 million.
In first half 2007, Corporate Center recorded a pre-tax gain from continuing operations of CHF 1,541 million compared with a loss of CHF 312 million in the same period a year earlier. The difference was driven by the CHF 1,950 million gain from the sale of the Julius Baer stake. Excluding this gain, Corporate Center would have recorded a loss of CHF 409 million, with the decline attributable to higher credit loss expenses recorded in first half.
Operating income
Total operating income was CHF 2,061 million in second quarter 2007, up CHF 1,982 million from CHF 79 million in first quarter 2007. This reflects the gain from the sale of the Julius Baer stake of CHF 1,950 million booked at the end of June. Excluding this gain, total operating income was CHF 111 million in second quarter, with the slight improvement mainly due to the lower credit loss expense recorded this quarter.
The credit loss expense booked in Corporate Center represents the difference between the adjusted expected credit loss results booked in the business units and the actual credit loss expense recognized in the UBS financial statements. In second quarter 2007, UBS recorded a recovery of CHF 14 million, compared with a recovery of CHF 1 million in first quarter 2007. In the same period, adjusted expected credit loss recoveries booked in the business units amounted to CHF 45 million. The difference of CHF 31 million was booked in Corporate Center as credit loss expense. In contrast, in first quarter 2007 Corporate Center booked an expense of CHF 51 million.
Compared with first quarter 2007, total operating income was positively affected by rising income from certain interest rate swaps, with dividends from the Julius Baer stake also driving results higher. These improvements were partly offset by foreign exchange losses on deconsolidated entities.
Operating expenses
Total operating expenses were CHF 327 million in second quarter 2007, up 55 million from CHF 272 million in first quarter 2007. Personnel expenses were CHF 358 million, up 12% from CHF 320 million in first quarter 2007. This was driven by increased personnel levels relating to the IT Infrastructure unit and the offshoring initiative. General and administrative expenses increased 11% to CHF 337 million in second quarter 2007 from first quarter 2007, mainly reflecting higher sponsoring and advertising costs. Project expenditures also rose, but to a lesser extent. Other businesses were charged CHF 552 million for services provided by Corporate Center in second quarter 2007, compared with CHF 539 million in first quarter 2007, reflecting higher charges from the UBS Service Center and IT infrastructure expenses in support of continued business growth.
IT Infrastructure
In second quarter 2007, the information technology infrastructure cost per full-time employee decreased marginally to CHF 6,856 from CHF 6,915 in first quarter 2007. This reflects cost savings from managing our information technology centrally.
Personnel
The number of employees in Corporate Center increased by 261 or 4% to 6,277 on 30 June 2007 compared with 31 March 2007. This was mainly driven by increased staff levels in the India Service Center as well as in IT Infrastructure to support business growth.

Industrial Holdings

Income statement
	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06

Continuing operations
Revenues from industrial holdings	109	112	126	(3)	(13)	221	262
Other income	360	137	99	163	264	497	127
Total operating income	469	249	225	88	108	718	389
Personnel expenses	33	32	34	3	(3)	65	81
General and administrative expenses	16	23	29	(30)	(45)	39	52
Services (to)/from other business units	78	2	2			80	5
Depreciation of property and equipment	2	3	3	(33)	(33)	5	7
Amortization of intangible assets	2	1	1	100	100	3	3
Goods and materials purchased	58	59	64	(2)	(9)	117	132
Total operating expenses	189	120	133	58	42	309	280
Operating profit from continuing operations before tax	280	129	92	117	204	409	109
Tax expense	78	(18)	23		239	60	25
Net profit from continuing operations	202	147	69	37	193	349	84

Discontinued operations
Profit/(loss) from discontinued operations before tax	1	(1)	51		(98)	0	681
Tax expense	0	0	(1)		(100)	0	84
Net profit/(loss) from discontinued operations	1	(1)	52		(98)	0	597

Net profit	203	146	121	39	68	349	681
Net profit/(loss) attributable to minority interests	(8)	59	6			51	110
from continuing operations	(8)	59	6			51	7
from discontinued operations	0	0	0			0	103
Net profit/(loss) attributable to UBS shareholders	211	87	115	143	83	298	571
from continuing operations	210	88	63	139	233	298	77
from discontinued operations	1	(1)	52		(98)	0	494

Additional information
Private Equity [1]
Investments, at cost [2]	265	283	565	(6)	(53)
Gains recognized directly in equity	197	410	400	(52)	(51)
Portfolio fair value	462	693	965	(33)	(52)
Cost/income ratio (%) [3]	40.3	48.2	59.1			43.0	72.0
BIS risk-weighted assets	259	456	727	(43)	(64)
Personnel (full-time equivalents)	3,913	3,891	6,011	1	(35)
1 Only comprises financial investments available-for-sale. 2 Historical cost of investments made, less divestments and impairments. 3 Operating expenses/operating income.

Major participations
The Industrial Holdings segment comprises UBS's private equity investments. Our strategy is to de-emphasize and reduce exposure to this asset class while capitalizing on orderly exit opportunities as they arise.
Results
In second quarter 2007, Industrial Holdings reported a net profit of CHF 203 million, of which CHF 211 million was attributable to UBS shareholders. In first half 2007, pre-tax operating profit from continuing operations was CHF 409 million.
We booked a CHF 76 million performance-related credit to the Investment Bank in second quarter 2007 to compensate it for efforts in helping to dispose of certain private equity investments, which had been transferred from the Investment Bank in 2005. The credit, recorded in the respective services (to)/from other business unit lines in Industrial Holdings and the Investment Bank, has no net impact on UBS's consolidated financial results.
Private equity treated as "Financial Investments available-for-sale" achieved divestment gains of CHF 383 million in second quarter 2007, with writedowns of CHF 1 million. The level of these investments fell to CHF 265 million on 30 June 2007 from CHF 283 million on 31 March 2007 due to a number of exits which were partially offset by the funding of existing commitments. The fair value of this part of the portfolio decreased by CHF 231 million to CHF 462 million in the quarter due to successful divestments and revaluations. Unfunded commitments on 30 June 2007 were CHF 109 million, down from CHF 219 million on 31 March 2007.

Balance Sheet
As mentioned on page 6 of this report and described in detail in Note 1 to the financial statements, we have adjusted certain balance sheet items. All current and prior-period figures in the balance sheet text and tables reflect the restatement.
On 30 June 2007, UBS's total assets stood at CHF 2,539.7 billion, up a moderate 1% from CHF 2,514.1 billion on 31 March 2007. The increase was driven by higher positive replacement values on derivatives transactions (up CHF 45 billion), increased lending portfolios (up CHF 25 billion) and higher trading assets (up CHF 20 billion). Currency fluctuations against the Swiss franc contributed about CHF 19 billion to the increase. Total liabilities rose due to higher levels of borrowing (up CHF 68 billion) and negative replacement values on derivatives (up CHF 42 billion), which were partly offset by lower trading liabilities (down CHF 11 billion). Collateral trading levels declined on both the asset (down CHF 67 billion) and liability (down CHF 80 billion) sides of the balance sheet.
Lending and borrowing
Lending
Our loans to customers stood at CHF 334 billion on 30 June 2007, up CHF 21 billion from 31 March 2007, reflecting higher secured lending volumes for wealth management clients, especially in Asia. Private client mortgage volumes in Switzerland also rose, but to a lesser extent. The increase was further accentuated by the continued rise in the Investment Bank's secured lending volumes to prime brokerage clients and higher commercial lending in global syndicated finance, both slightly offset by lower secured lending balances to US mortgage originators as a result of the US mortgage securities market slowdown. Cash was CHF 6 billion on 30 June 2007, rising CHF 2 billion from 31 March 2007, while interbank balances were up slightly (CHF 1 billion).
Borrowing
Due to banks rose by CHF 11 billion to CHF 231 billion, mainly due to increased time deposits in the Investment Bank's cash and collateral trading activities to accommodate the firm's growth. Total debt issued (including financial liabilities designated at fair value) increased to CHF 402 billion on 30 June 2007, up CHF 22 billion from 31 March 2007. Money market paper issuance increased by CHF 5 billion, while the amount of long-term debt issued (including financial liabilities designated at fair value) grew by CHF 17 billion to CHF 257 billion. Due to customers was up CHF 35 billion, mainly reflecting larger time deposits from private clients in our wealth management franchise around the globe and additional growth in the Investment Bank's prime brokerage and exchange traded derivatives businesses.
Repo and securities borrowing/lending
In second quarter 2007, cash collateral on securities borrowed and reverse repurchase agreements decreased sharply by CHF 67 billion or 8% to CHF 775 billion, while the sum of securities lent and repos declined by CHF 80 billion or 12% to CHF 573 billion. The changes occurred primarily in the Investment Bank, from reductions in the matched book (a repo portfolio comprised of assets and liabilities with equal maturities and equal value, so that the market risks substantially cancel each other out) and in the fixed income book as a result of lower short trading inventories slightly offset by higher equity securities borrowing activities.
Trading portfolio/derivative instruments
Between 31 March 2007 and 30 June 2007, trading assets increased by CHF 20 billion to reach CHF 958 billion. Equity instruments were up by CHF 16 billion, largely driven by general rises in equity markets and higher volumes. Debt instrument inventory (including money market paper, and traded loans) and precious metals grew moderately by CHF 4 billion. Over the same period, short trading positions decreased by CHF 11 billion to CHF 230 billion.
The positive replacement value of derivative instruments increased in second quarter by CHF 45 billion to CHF 335 billion as a result of a net increase in trades, upward trending yield curves and currency movements.

Capital Management
Our policy is to invest in the growth of our businesses by growing organically or with bolt-on acquisitions. Our strong balance sheet and high return on equity allow us to do this with internal resources. After exploiting opportunities to invest in growth, we will continue to return excess capital to our shareholders through dividends and, ultimately, through share buybacks, while maintaining our BIS Tier 1 ratio at a high level.
The BIS Tier 1 ratio was 12.3% on 30 June 2007, up from 11.7% on 31 March 2007. BIS risk-weighted assets stood at CHF 378.4 billion on 30 June 2007, up CHF 23.8 billion from 31 March 2007. The higher level of BIS risk-weighted assets was driven to a more or less equal extent by increases in the Investment Bank and Global Wealth Management & Business Banking businesses. The continued strong lending growth in our Global Wealth Management & Business Banking business, in particular collateralized loans, and the expansion in the Investment Bank's equities business (exchange-traded derivatives and prime brokerage) and fixed income business (real estate financing) led to larger lending risk-weighted assets. Furthermore, off-balance sheet risk-weighted assets, driven by temporary guarantees granted in the corporate clients business in Switzerland, and derivatives risk-weighted assets from higher credit risk on FX forwards and swaps, were up compared with 31 March 2007.
BIS Tier 1 capital on 30 June 2007 was CHF 46.6 billion, up CHF 5.1 billion from 31 March 2007. Strong quarterly net profit (including the sale of the Julius Baer investment), the first time adoption of the IFRS Fair Value Option for capital adequacy purposes (based on the Basel Committee on Banking Supervision's publication – "Supervisory guidance on the use of the fair value option for financial instruments by banks") and a positive foreign exchange impact were only partially offset by quarterly accruals for dividend and share-based compensation plans and shares bought back for cancellation. Total BIS capital was CHF 58.7 billion, up from CHF 52.1 billion, resulting in a total BIS capital ratio of 15.5%, up 0.8 percentage points from 31 March 2007.
Old 2006/2007 and new 2007/2010 buyback programs
Based on the approval of the Annual General Meeting (AGM) on 18 April 2007, we cancelled the shares repurchased under the 2006/2007 program on 29 June 2007. The cancelled shares had been purchased for an average price of CHF 73.14 per share and a total cost of CHF 2.4 billion. This was partially offset by the issuance of conditional capital to cover employee share options, reducing the number of UBS shares issued to 2,073,419,262 at the end of June from 2,106,123,317 at the end of March.
In March 2007, we launched a new three-year second-line repurchase program with a limit of 10% of shares issued (2,105,273,286 shares). As announced, we invested the capital gains from the sale of Julius Baer in further share buybacks, and we repurchased 11,820,000 in second quarter for an average price of CHF 75.69 a share, representing a total cost of CHF 895 million. The extended three-year buyback program underlines our continuous discipline, giving us the flexibility to manage capital in line with our main strategic priority, which is to provide shareholder returns. We will make add-on acquisitions if appropriate opportunities arise and we will continue to make disciplined investments in organic growth.
Treasury shares
Our holding of own shares declined to 143,759,722, or 6.9% of shares issued on 30 June 2007, from 165,758,986, or 7.9%, of shares issued on 31 March 2007. The quarterly movement was driven by the cancellation of shares bought back under the previous 2006/2007 buyback program and, to a lesser extent, by the delivery of shares for different compensation plans. This was partially offset by the purchase of new shares held for market making activities at the Investment Bank. The Investment Bank acts as a market maker in UBS shares and related derivatives. It issues derivatives to retail and institutional investors and may hold UBS shares to hedge these products. IFRS requires a company that holds its own shares for trading or non-trading purposes to record them as treasury shares and deduct them from shareholders' equity.

BIS capital and ratios
	As of			% change from
CHF million, except where indicated	30.6.07	31.3.07	31.12.06	31.3.07	31.12.06
Risk-weighted assets	378,430	354,603	341,892	7	11
BIS Tier 1 capital	46,636	41,541	40,528	12	15
of which hybrid Tier 1 capital [1]	5,685	5,636	5,633	1	1
BIS total capital	58,695	52,052	50,364	13	17
Tier 1 (%)	12.3	11.7	11.9
of which hybrid Tier 1 capital (%) [1]	1.5	1.6	1.6
Total BIS (%)	15.5	14.7	14.7
1 Trust preferred securities.

UBS shares and market capitalization
	As of			% change from
Number of shares, except where indicated	30.6.07	31.3.07	30.6.06	31.3.07	30.6.06
Total ordinary shares issued	2,073,419,262	2,106,123,317	2,178,960,044	(2)	(5)
Second trading line treasury shares
2005 program			(74,200,000)
2006 program		(33,020,000)	(4,320,000)
2007/2010 program	(19,030,000)	(7,210,000)
Shares outstanding for market capitalization	2,054,389,262	2,065,893,317	2,100,440,044	(1)	(2)
Share price (CHF)	73.60	72.20	67.00	2	10
Market capitalization (CHF million)	151,203	149,157	140,729	1	7
Total treasury shares	143,759,722	165,758,986	202,183,442	(13)	(29)

Income statement (unaudited)

		Quarter ended			% change from		Year to date
CHF million, except per share data	Note	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06

Continuing operations
Interest income	3	29,011	25,942	21,339	12	36	54,953	40,385
Interest expense	3	(28,182)	(24,634)	(20,031)	14	41	(52,816)	(37,227)
Net interest income	3	829	1,308	1,308	(37)	(37)	2,137	3,158
Credit loss (expense)/recovery		14	1	38		(63)	15	121
Net interest income after credit loss expense		843	1,309	1,346	(36)	(37)	2,152	3,279
Net fee and commission income	4	8,099	7,396	6,422	10	26	15,495	12,651
Net trading income	3	4,121	4,535	3,793	(9)	9	8,656	7,494
Other income	5	2,948	244	595		395	3,192	1,140
Revenues from industrial holdings		109	112	126	(3)	(13)	221	262
Total operating income		16,120	13,596	12,282	19	31	29,716	24,826
Personnel expenses	6	7,153	6,841	5,971	5	20	13,994	12,218
General and administrative expenses	7	2,282	1,923	1,783	19	28	4,205	3,710
Depreciation of property and equipment		325	303	299	7	9	628	573
Amortization of intangible assets		66	85	33	(22)	100	151	69
Goods and materials purchased		58	59	64	(2)	(9)	117	132
Total operating expenses		9,884	9,211	8,150	7	21	19,095	16,702
Operating profit from continuing operations before tax		6,236	4,385	4,132	42	51	10,621	8,124
Tax expense		725	953	934	(24)	(22)	1,678	1,778
Net profit from continuing operations		5,511	3,432	3,198	61	72	8,943	6,346

Discontinued operations
Profit from discontinued operations before tax		0	7	51	(100)	(100)	7	681
Tax expense		(260)	2	(1)			(258)	84
Net profit from discontinued operations		260	5	52		400	265	597

Net profit		5,771	3,437	3,250	68	78	9,208	6,943
Net profit attributable to minority interests		149	162	103	(8)	45	311	292
from continuing operations		149	162	103	(8)	45	311	189
from discontinued operations		0	0	0			0	103
Net profit attributable to UBS shareholders		5,622	3,275	3,147	72	79	8,897	6,651
from continuing operations		5,362	3,270	3,095	64	73	8,632	6,157
from discontinued operations		260	5	52		400	265	494
Earnings per share
Basic earnings per share (CHF)	8	2.90	1.69	1.58	72	84	4.59	3.36
from continuing operations		2.77	1.69	1.56	64	78	4.46	3.11
from discontinued operations		0.13	0.00	0.02		550	0.13	0.25
Diluted earnings per share (CHF)	8	2.82	1.62	1.51	74	87	4.45	3.21
from continuing operations		2.69	1.62	1.49	66	81	4.31	2.97
from discontinued operations		0.13	0.00	0.02		550	0.14	0.24

Balance sheet (unaudited)

				% change from
CHF million	30.6.07	31.3.07	31.12.06	31.12.06
Assets
Cash and balances with central banks	5,943	3,826	3,495	70
Due from banks	57,665	56,728	50,426	14
Cash collateral on securities borrowed	343,852	375,637	351,590	(2)
Reverse repurchase agreements	431,483	466,254	405,834	6
Trading portfolio assets	706,221	697,103	627,036	13
Trading portfolio assets pledged as collateral	251,700	240,664	251,478	0
Positive replacement values	334,950	290,375	292,975	14
Financial assets designated at fair value	10,630	9,736	5,930	79
Loans	333,947	312,840	297,842	12
Financial investments available-for-sale	5,088	9,315	8,937	(43)
Accrued income and prepaid expenses	13,397	11,900	10,361	29
Investments in associates	1,866	1,716	1,523	23
Property and equipment	7,186	6,931	6,913	4
Goodwill and intangible assets	15,315	15,157	14,773	4
Other assets	20,498	15,902	17,249	19
Total assets	2,539,741	2,514,084	2,346,362	8
Liabilities
Due to banks	230,639	219,719	203,689	13
Cash collateral on securities lent	66,505	74,113	63,088	5
Repurchase agreements	506,036	578,646	545,480	(7)
Trading portfolio liabilities	229,840	240,887	204,773	12
Negative replacement values	343,135	301,586	297,063	16
Financial liabilities designated at fair value	172,083	165,066	145,687	18
Due to customers	615,590	581,379	555,886	11
Accrued expenses and deferred income	20,926	17,107	21,527	(3)
Debt issued	230,241	214,763	190,143	21
Other liabilities	67,348	63,056	63,251	6
Total liabilities	2,482,343	2,456,322	2,290,587	8
Equity
Share capital	207	211	211	(2)
Share premium	9,162	8,635	9,870	(7)
Net income recognized directly in equity, net of tax	196	1,441	815	(76)
Revaluation reserve from step acquisitions, net of tax	38	38	38	0
Retained earnings	51,362	52,426	49,151	4
Equity classified as obligation to purchase own shares	(163)	(195)	(185)	12
Treasury shares	(9,543)	(10,950)	(10,214)	7
Equity attributable to UBS shareholders	51,259	51,606	49,686	3
Equity attributable to minority interests	6,139	6,156	6,089	1
Total equity	57,398	57,762	55,775	3
Total liabilities and equity	2,539,741	2,514,084	2,346,362	8

Statement of changes in equity (unaudited)

	For the six-month period ended
CHF million	30.6.07	30.6.06
Share capital
Balance at the beginning of the period	211	871
Issue of share capital	0	1
Cancellation of second trading line treasury shares	(4)	0
Balance at the end of the period	207	872
Share premium
Balance at the beginning of the period	9,870	9,992
Premium on shares issued and warrants exercised	4	57
Net premium/(discount) on treasury share and own equity derivative activity	(177)	(123)
Employee share and share option plans	(820)	(1,461)
Tax benefits from exercise of employee share options	285	340
Balance at the end of the period	9,162	8,805
Net income recognized directly in equity, net of tax
Foreign currency translation
Balance at the beginning of the period	(1,618)	(432)
Movements during the period	570	(1,412)
Subtotal – balance at the end of the period	(1,048)	(1,844)
Net unrealized gains/(losses) on financial investments available-for-sale, net of tax
Balance at the beginning of the period	2,876	931
Net unrealized gains/(losses) on financial investments available-for-sale	1,535	1,299
Impairment charges reclassified to the income statement	13	11
Realized gains reclassified to the income statement	(2,765)	(346)
Realized losses reclassified to the income statement	4	1
Subtotal – balance at the end of the period	1,663	1,896
Changes in fair value of derivative instruments designated as cash flow hedges, net of tax
Balance at the beginning of the period	(443)	(681)
Net unrealized gains/(losses) on the revaluation of cash flow hedges	(73)	(88)
Net realized (gains)/losses reclassified to the income statement	97	119
Subtotal – balance at the end of the period	(419)	(650)
Balance at the end of the period	196	(598)
Revaluation reserve from step acquisitions, net of tax
Balance at the beginning of the period	38	101
Movements during the period	0	(63)
Balance at the end of the period	38	38
Retained earnings
Balance at the beginning of the period	49,151	44,105
Net profit attributable to UBS shareholders for the period	8,897	6,651
Dividends paid	(4,275)	(3,214)
Cancellation of second trading line treasury shares	(2,411)	0
Balance at the end of the period	51,362	47,542
Equity classified as obligation to purchase own shares
Balance at the beginning of the period	(185)	(133)
Movements during the period	22	(65)
Balance at the end of the period	(163)	(198)
Treasury shares
Balance at the beginning of the period	(10,214)	(10,739)
Acquisitions	(5,393)	(4,448)
Disposals	3,649	3,882
Cancellation of second trading line treasury shares	2,415	0
Balance at the end of the period	(9,543)	(11,305)
Equity attributable to UBS shareholders	51,259	45,156
Equity attributable to minority interests
Balance at the beginning of the period	6,089	7,619
Issuance of preferred securities	0	1,219
Other increases	14	17
Decreases and dividend payments	(327)	(2,782)
Foreign currency translation	52	(304)
Minority interest in net profit	311	292
Balance at the end of the period	6,139	6,061
Total equity	57,398	51,217

Statement of recognized income and expense

For the six-month period ended		30.6.07			30.6.06
	Attributable to			Attributable to
CHF million	UBS shareholders	Minority interests	Total	UBS shareholders	Minority interests	Total
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	(1,654)	0	(1,654)	1,247	9	1,256
Changes in fair value of derivative instruments designated as cash flow hedges, before tax	22		22	55		55
Foreign currency translation	570	1	571	(1,412)	(27)	(1,439)
Tax on items transferred to/(from) equity	443		443	(306)		(306)
Net income recognized directly in equity, net of tax	(619)	1	(618)	(416)	(18)	(434)
Net income recognized in the income statement	8,897	311	9,208	6,651	292	6,943
Total recognized income and expense	8,278	312	8,590	6,235	274	6,509

Statement of cash flows (unaudited)

	For the six-month period ended
CHF million	30.6.07	30.6.06
Cash flow from/(used in) operating activities
Net profit	9,208	6,943
Adjustments to reconcile net profit to cash flow from/(used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation of property and equipment	628	632
Amortization of intangible assets	151	112
Credit loss expense/(recovery)	(15)	(121)
Equity in income of associates	(87)	(107)
Deferred tax expense/(benefit)	135	449
Net loss/(gain) from investing activities	(2,946)	(1,512)
Net loss/(gain) from financing activities	4,292	(181)
Net (increase)/decrease in operating assets:
Net due from/to banks	18,715	43,422
Reverse repurchase agreements and cash collateral on securities borrowed	(17,911)	(9,534)
Trading portfolio and net replacement values	(40,050)	(64,857)
Loans/due to customers	23,771	41,461
Accrued income, prepaid expenses and other assets	(6,456)	(8,005)
Net increase/(decrease) in operating liabilities:
Repurchase agreements and cash collateral on securities lent	(36,027)	7,606
Accrued expenses and other liabilities	9,023	3,907
Income taxes paid	(2,616)	(1,948)
Net cash flow from/(used in) operating activities	(40,185)	18,267
Cash flow from/(used in) investing activities
Investments in subsidiaries and associates	(1,157)	(521)
Disposal of subsidiaries and associates	107	929
Purchase of property and equipment	(1,009)	(801)
Disposal of property and equipment	110	578
Net (investment in)/divestment of financial investments available-for-sale	5,426	1,520
Net cash flow from/(used in) investing activities	3,477	1,705
Cash flow from/(used in) financing activities
Net money market paper issued/(repaid)	25,372	4,465
Net movements in treasury shares and own equity derivative activity	(2,452)	(1,753)
Capital issuance	0	1
Dividends paid	(4,275)	(3,214)
Issuance of long-term debt, including financial liabilities designated at fair value	66,694	62,484
Repayment of long-term debt, including financial liabilities designated at fair value	(36,875)	(46,072)
Increase in minority interests	13	1,219
Dividend payments to/purchase from minority interests	(327)	(726)
Net cash flow from/(used in) financing activities	48,150	16,404
Effects of exchange rate differences	4,333	(3,354)
Net increase/(decrease) in cash and cash equivalents	15,775	33,022
Cash and cash equivalents, beginning of the period	136,090	91,042
Cash and cash equivalents, end of the period	151,865	124,064
Cash and cash equivalents comprise:
Cash and balances with central banks	5,943	4,584
Money market paper [1]	101,467	77,466
Due from banks with original maturity of less than three months	44,455	42,014
Total	151,865	124,064
1 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments available-for-sale.
Cash paid as interest was CHF 47,175 million and CHF 36,106 million during first half 2007 and first half 2006, respectively.

Note 1 Basis of Accounting
UBS AG's ("UBS") consolidated financial statements (Financial Statements) are prepared in accordance with International Financial Reporting Standards (IFRS) and stated in Swiss francs (CHF). These Financial Statements are presented in accordance with IAS 34 Interim Financial Reporting. In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements on 31 December 2006 and for the year then ended except for the changes set out below.
The interim Financial Statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made.
These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Financial Report 2006.
Changes in accounting policies and presentation
IFRS 7 Financial Instruments: Disclosures
On 1 January 2007, UBS adopted the disclosure requirements for financial instruments under IFRS 7. The new standard has no impact on recognition, measurement and presentation of financial instruments. Accordingly, the first-time adoption of IFRS 7 had no effect on Net profit and Equity. Rather, it requires UBS to provide disclosures in its financial statements that enable users to evaluate: a) the significance of financial instruments for the entity's financial position and performance, and b) the nature and extent of the credit, market and liquidity risks arising from financial instruments during the period and at the reporting date, and how the entity manages those risks. The disclosure principles of IFRS 7 complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement. The new disclosure requirements will mainly impact UBS's annual 2007 Financial Statements rather than the quarterly Financial Statements.
UBS has entered into transactions for which fair value is determined using valuation models for which not all inputs are market-observable prices or rates. Such financial instruments are initially recognized in UBS's Financial Statements at the transaction price, which is generally the best indicator of fair value, although the value obtained from the relevant valuation model may differ. Where such differences arise, UBS is required by IFRS 7 to disclose: a) its accounting policy for recognizing that difference in profit or loss to reflect a change in factors (including time) that market participants would consider in setting a price, and b) the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference (movement of deferred day 1 profit or loss). The respective accounting policy is reflected in Note 1 to the Financial Statements 2006. For the movement of the deferred day 1 profit or loss, refer to Note 9 of this report.
Net interest and trading income
Starting first quarter 2007, UBS provides a breakdown of total net interest and trading income by businesses (trading businesses, interest margin businesses, treasury activities and other) in Note 3.
Netting
In second quarter 2007, UBS concluded that it meets the criteria to offset Positive and Negative replacement values of OTC interest rate swaps transacted with London Clearing House (LCH). Under IFRS, positions are netted by currency and across maturities. The amount of replacement values netted was CHF 35,470 million at 31 December 2006. Furthermore, amounts included in Loans and Due to customers related to the Prime Brokerage business have been netted. At 31 December 2006, amounts netted were CHF 14,679 million. In both cases, the application of netting had no impact on UBS´s Income statement, Earnings per share, credit exposure and regulatory capital.

Note 2 Reporting by Business Group
Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports seven business segments.

For the six months ended 30 June 2007
			Financial Businesses				Industrial Holdings	UBS
	Global Wealth Management & Business Banking			Global Asset Management	Investment Bank	Corporate Center
CHF million	Wealth Management International & Switzerland	Wealth Management US	Business Banking Switzerland
Income	6,273	3,304	2,630	2,075	12,479	2,222	718	29,701
Credit loss (expense)/recovery	0	(1)	33	0	(17)	0	0	15
Total operating income	6,273	3,303	2,663	2,075	12,462	2,222	718	29,716
Personnel expenses	1,889	2,245	1,294	1,201	6,622	678	65	13,994
General and administrative expenses	493	495	540	277	1,720	641	39	4,205
Services (to)/from other business units	777	159	(327)	76	326	(1,091)	80	0
Depreciation of property and equipment	43	39	28	42	100	371	5	628
Amortization of intangible assets	13	33	0	9	93	0	3	151
Goods and materials purchased							117	117
Total operating expenses	3,215	2,971	1,535	1,605	8,861	599	309	19,095
Business Group performance from continuing operations before tax	3,058	332	1,128	470	3,601	1,623	409	10,621
Business Group performance from discontinued operations before tax						7		7
Business Group performance before tax	3,058	332	1,128	470	3,601	1,630	409	10,628
Tax expense on continuing operations								1,678
Tax expense on discontinued operations								(258)
Net profit								9,208

Management reporting based on expected credit loss
For internal management reporting purposes, credit loss is measured using an expected loss concept. This table shows Business Group performance consistent with the way in which the businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Center as adjusted expected credit loss.

Income	6,273	3,304	2,630	2,075	12,479	2,222	718	29,701
Adjusted expected credit loss	(14)	(1)	114	0	(2)	(82)	0	15
Total operating income	6,259	3,303	2,744	2,075	12,477	2,140	718	29,716
Personnel expenses	1,889	2,245	1,294	1,201	6,622	678	65	13,994
General and administrative expenses	493	495	540	277	1,720	641	39	4,205
Services (to)/from other business units	777	159	(327)	76	326	(1,091)	80	0
Depreciation of property and equipment	43	39	28	42	100	371	5	628
Amortization of intangible assets	13	33	0	9	93	0	3	151
Goods and materials purchased							117	117
Total operating expenses	3,215	2,971	1,535	1,605	8,861	599	309	19,095
Business Group performance from continuing operations before tax	3,044	332	1,209	470	3,616	1,541	409	10,621
Business Group performance from discontinued operations before tax						7		7
Business Group performance before tax	3,044	332	1,209	470	3,616	1,548	409	10,628
Tax expense on continuing operations								1,678
Tax expense on discontinued operations								(258)
Net profit								9,208

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports seven business segments.

For the six months ended 30 June 2006
			Financial Businesses				Industrial Holdings	UBS
	Global Wealth Management & Business Banking			Global Asset Management	Investment Bank	Corporate Center
CHF million	Wealth Management International & Switzerland	Wealth Management US	Business Banking Switzerland
Income	5,389	2,858	2,567	1,549	11,659	294	389	24,705
Credit loss (expense)/recovery	(2)	0	92	0	31	0	0	121
Total operating income	5,387	2,858	2,659	1,549	11,690	294	389	24,826
Personnel expenses	1,621	1,860	1,239	628	6,182	607	81	12,218
General and administrative expenses	421	438	540	167	1,512	580	52	3,710
Services (to)/from other business units	730	135	(334)	35	384	(955)	5	0
Depreciation of property and equipment	39	36	32	11	74	374	7	573
Amortization of intangible assets	4	24	0	0	29	9	3	69
Goods and materials purchased							132	132
Total operating expenses	2,815	2,493	1,477	841	8,181	615	280	16,702
Business Group performance from continuing operations before tax	2,572	365	1,182	708	3,509	(321)	109	8,124
Business Group performance from discontinued operations before tax							681	681
Business Group performance before tax	2,572	365	1,182	708	3,509	(321)	790	8,805
Tax expense on continuing operations								1,778
Tax expense on discontinued operations								84
Net profit								6,943

Management reporting based on expected credit loss
For internal management reporting purposes, credit loss is measured using an expected loss concept. This table shows Business Group performance consistent with the way in which the businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Center as adjusted expected credit loss.

Income	5,389	2,858	2,567	1,549	11,659	294	389	24,705
Adjusted expected credit loss	(15)	0	101	0	26	9	0	121
Total operating income	5,374	2,858	2,668	1,549	11,685	303	389	24,826
Personnel expenses	1,621	1,860	1,239	628	6,182	607	81	12,218
General and administrative expenses	421	438	540	167	1,512	580	52	3,710
Services (to)/from other business units	730	135	(334)	35	384	(955)	5	0
Depreciation of property and equipment	39	36	32	11	74	374	7	573
Amortization of intangible assets	4	24	0	0	29	9	3	69
Goods and materials purchased							132	132
Total operating expenses	2,815	2,493	1,477	841	8,181	615	280	16,702
Business Group performance from continuing operations before tax	2,559	365	1,191	708	3,504	(312)	109	8,124
Business Group performance from discontinued operations before tax							681	681
Business Group performance before tax	2,559	365	1,191	708	3,504	(312)	790	8,805
Tax expense on continuing operations								1,778
Tax expense on discontinued operations								84
Net profit								6,943

Note 3 Net Interest and Trading Income
Accounting standards require separate disclosure of net interest income and net trading income (see the tables on this and the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different businesses. In many cases, a particular business can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the businesses that drive it. The second table below (labeled Breakdown by businesses) provides information that corresponds to this management view. Net income from trading businesses includes both interest and trading income generated by the Group's trading businesses and the Investment Bank's lending activities. Net income from interest margin businesses comprises interest income from the Group's loan portfolio. Net income from treasury and other activities reflects all income from the Group's centralized treasury function.

Net interest and trading income
	Quarter ended			% change from		Year to date
CHF million	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Net interest income	829	1,308	1,308	(37)	(37)	2,137	3,158
Net trading income	4,121	4,535	3,793	(9)	9	8,656	7,494
Total net interest and trading income	4,950	5,843	5,101	(15)	(3)	10,793	10,652
Breakdown by businesses
	Quarter ended			% change from		Year to date
CHF million	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Net income from trading businesses [1]	3,106	4,142	3,395	(25)	(9)	7,248	7,318
Net income from interest margin businesses	1,546	1,466	1,427	5	8	3,012	2,807
Net income from treasury activities and other	298	235	279	27	7	533	527
Total net interest and trading income	4,950	5,843	5,101	(15)	(3)	10,793	10,652
1 Includes lending activities of the Investment Bank.
Net interest income
	Quarter ended			% change from		Year to date
CHF million	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Interest income
Interest earned on loans and advances	4,602	4,312	3,678	7	25	8,914	7,056
Interest earned on securities borrowed and reverse repurchase agreements	13,173	11,953	9,589	10	37	25,126	18,421
Interest and dividend income from trading portfolio	11,080	9,611	8,012	15	38	20,691	14,821
Interest income on financial assets designated at fair value	93	33	7	182		126	17
Interest and dividend income from financial investments available-for-sale	63	33	53	91	19	96	70
Total	29,011	25,942	21,339	12	36	54,953	40,385
Interest expense
Interest on amounts due to banks and customers	7,334	6,742	4,451	9	65	14,076	8,194
Interest on securities lent and repurchase agreements	11,082	10,176	8,325	9	33	21,258	16,054
Interest and dividend expense from trading portfolio	5,393	3,900	4,360	38	24	9,293	7,372
Interest on financial liabilities designated at fair value	1,811	1,616	1,073	12	69	3,427	2,118
Interest on debt issued	2,562	2,200	1,822	16	41	4,762	3,489
Total	28,182	24,634	20,031	14	41	52,816	37,227
Net interest income	829	1,308	1,308	(37)	(37)	2,137	3,158

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.
Net trading income [1]
	Quarter ended			% change from		Year to date
CHF million	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Equities	3,150	2,828	1,658	11	90	5,978	3,525
Fixed income	(273)	318	1,046			45	1,805
Foreign exchange and other [2]	1,244	1,389	1,089	(10)	14	2,633	2,164
Net trading income	4,121	4,535	3,793	(9)	9	8,656	7,494
1 Please refer to the table "Net Interest and Trading Income" on the previous page for the Net income from trading businesses (for an explanation, read the corresponding introductory comment). 2 Includes cash & collateral trading and commodities.

Included in the Net trading income table are Net gains/(losses) of CHF (3,806) million for the quarter ended 30 June 2007, CHF (486) million for the quarter ended 31 March 2007, and CHF 2,902 million for the quarter ended 30 June 2006 related to Financial liabilities designated at fair value. Financial liabilities designated at fair value include the impact of UBS's own credit where market information indicates that it is reflected in the price at which UBS transacts with third parties. Products with UBS's own credit as a valuation input include certain structured debt instruments where either at inception or over their life, UBS receives cash flows that provide funding and thereby expose the counterparty to UBS credit risk. In all periods presented, for counterparties entering into products which are financial liabilities from UBS's perspective, the perception of UBS's credit risk has remained stable.

Note 4 Net Fee and Commission Income

	Quarter ended			% change from		Year to date
CHF million	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Equity underwriting fees	727	481	550	51	32	1,208	885
Debt underwriting fees	635	474	386	34	65	1,109	744
Total underwriting fees	1,362	955	936	43	46	2,317	1,629
M&A and corporate finance fees	702	450	429	56	64	1,152	778
Brokerage fees	2,516	2,562	2,096	(2)	20	5,078	4,199
Investment fund fees	1,921	1,749	1,475	10	30	3,670	2,923
Fiduciary fees	71	70	60	1	18	141	118
Custodian fees	355	322	324	10	10	677	631
Portfolio and other management and advisory fees	1,925	1,932	1,539	0	25	3,857	3,125
Insurance-related and other fees	117	110	138	6	(15)	227	245
Total securities trading and investment activity fees	8,969	8,150	6,997	10	28	17,119	13,648
Credit-related fees and commissions	65	71	66	(8)	(2)	136	131
Commission income from other services	258	294	268	(12)	(4)	552	543
Total fee and commission income	9,292	8,515	7,331	9	27	17,807	14,322
Brokerage fees paid	652	679	521	(4)	25	1,331	968
Other	541	440	388	23	39	981	703
Total fee and commission expense	1,193	1,119	909	7	31	2,312	1,671
Net fee and commission income	8,099	7,396	6,422	10	26	15,495	12,651

Note 5 Other Income

	Quarter ended			% change from		Year to date
CHF million	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Associates and subsidiaries
Net gains from disposals of consolidated subsidiaries	(59)	(1)	1			(60)	4
Net gains from disposals of investments in associates	(1)	0	0			(1)	0
Equity in income of associates	61	33	32	85	91	94	78
Total	1	32	33	(97)	(97)	33	82
Financial investments available-for-sale
Net gains from disposals	2,466	37	392		529	2,503	812
Impairment charges	(4)	(11)	(4)	64	0	(15)	(5)
Total	2,462	26	388		535	2,488	807
Net income from investments in property [1]	30	18	10	67	200	48	20
Net gains from investment properties [2]	17	(1)	5		240	16	9
Other	78	32	60	144	30	110	95
Total other income from Financial Businesses	2,588	107	496		422	2,695	1,013
Other income from Industrial Holdings	360	137	99	163	264	497	127
Total other income	2,948	244	595		395	3,192	1,140
1 Includes net rent received from third parties and net operating expenses. 2 Includes unrealized and realized gains from investment properties at fair value.

In late June 2007, UBS disposed of its 20.7% stake in Julius Baer by launching an accelerated bookbuilding transaction for a 15.23% stake (33,991,870 shares, price of CHF 84.00 per share) and selling the remaining 5.47% (12,222,222 shares, price of CHF 89.66 per share) to Julius Baer for a total consideration of CHF 3,951 million. UBS received the Julius Baer shares as part of the consideration in connection with the sale of Private Banks & GAM to Julius Baer in December 2005. UBS had agreed to certain lock-up obligations which expired on 25 May 2007. The interest in Julius Baer was accounted for as a Financial investment available-for-sale, and the sale led to a release of gains, which were previously deferred in Equity, to Net profit of CHF 1,950 million pre-tax in second quarter. On a post-tax basis, the gain on sale was CHF 1,926 million.

Note 6 Personnel Expenses

	Quarter ended			% change from		Year to date
CHF million	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Salaries and bonuses	5,806	5,645	4,866	3	19	11,451	9,906
Contractors	156	159	198	(2)	(21)	315	395
Insurance and social security contributions	461	362	327	27	41	823	720
Contribution to retirement plans	228	225	179	1	27	453	435
Other personnel expenses	502	450	401	12	25	952	762
Total personnel expenses	7,153	6,841	5,971	5	20	13,994	12,218

Note 7 General and Administrative Expenses

	Quarter ended			% change from		Year to date
CHF million	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Occupancy	397	384	339	3	17	781	684
Rent and maintenance of IT and other equipment	180	179	166	1	8	359	323
Telecommunications and postage	232	250	221	(7)	5	482	442
Administration	268	231	159	16	69	499	388
Marketing and public relations	154	145	141	6	9	299	280
Travel and entertainment	291	232	224	25	30	523	419
Professional fees	305	216	223	41	37	521	414
Outsourcing of IT and other services	301	281	256	7	18	582	498
Other	154	5	54		185	159	262
Total general and administrative expenses	2,282	1,923	1,783	19	28	4,205	3,710

Note 8 Earnings per Share (EPS) and Shares Outstanding

	Quarter ended			% change from		Year to date
	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Basic earnings (CHF million)
Net profit attributable to UBS shareholders	5,622	3,275	3,147	72	79	8,897	6,651
from continuing operations	5,362	3,270	3,095	64	73	8,632	6,157
from discontinued operations	260	5	52		400	265	494
Diluted earnings (CHF million)
Net profit attributable to UBS shareholders	5,622	3,275	3,147	72	79	8,897	6,651
Less: (Profit)/loss on equity derivative contracts	(2)	(13)	(15)	85	87	(1)	(11)
Net profit attributable to UBS shareholders for diluted EPS	5,620	3,262	3,132	72	79	8,896	6,640
from continuing operations	5,360	3,257	3,080	65	74	8,631	6,146
from discontinued operations	260	5	52		400	265	494

	Quarter ended			% change from		Year to date
Weighted average shares outstanding	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Weighted average shares outstanding [1]	1,938,529,609	1,935,591,342	1,990,096,468	0	(3)	1,937,060,476	1,982,049,752
Potentially dilutive ordinary shares resulting from unvested exchangeable shares, options and warrants outstanding	53,785,651	77,035,413	83,187,777	(30)	(35)	64,259,038	87,632,548
Weighted average shares outstanding for diluted EPS	1,992,315,260	2,012,626,755	2,073,284,245	(1)	(4)	2,001,319,514	2,069,682,300

	Quarter ended			% change from		Year to date
Earnings per share (CHF)	30.6.07	31.3.07	30.6.06	1Q07	2Q06	30.6.07	30.6.06
Basic	2.90	1.69	1.58	72	84	4.59	3.36
from continuing operations	2.77	1.69	1.56	64	78	4.46	3.11
from discontinued operations	0.13	0.00	0.02		550	0.13	0.25
Diluted	2.82	1.62	1.51	74	87	4.45	3.21
from continuing operations	2.69	1.62	1.49	66	81	4.31	2.97
from discontinued operations	0.13	0.00	0.02		550	0.14	0.24

	As of			% change from
Shares outstanding	30.6.07	31.3.07	30.6.06	31.3.07	30.6.06
Total ordinary shares issued	2,073,419,262	2,106,123,317	2,178,960,044	(2)	(5)
Second trading line treasury shares
2005 program			74,200,000
2006 program		33,020,000	4,320,000
2007/2010 program	19,030,000	7,210,000
Other treasury shares	124,729,722	125,528,986	123,663,442	(1)	1
Total treasury shares	143,759,722	165,758,986	202,183,442	(13)	(29)
Shares outstanding	1,929,659,540	1,940,364,331	1,976,776,602	(1)	(2)
1 Includes an average of 518,591 and 462,012 exchangeable shares for the quarters ended 30 June 2007 and 31 March 2007, respectively, and a year to date average of 490,302 shares for 30 June 2007 that can be exchanged into the same number of UBS shares.

Note 9 Deferred Day 1 Profit or Loss
The table reflects financial instruments for which fair value is determined using valuation models where not all inputs are market-observable. Such financial instruments are initially recognized in UBS's Financial Statements at their transaction price although the values obtained from the relevant valuation model on day 1 may differ. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference (movement of deferred day 1 profit or loss).

	Quarter ended
CHF million	30.6.07	31.3.07	30.6.06
Balance at the beginning of the period	979	951	1,423
Deferred profit/(loss) on new transactions	483	331	265
Recognized (profit)/loss in the income statement	(396)	(303)	(425)
Revision to fair value estimates	(224)
Foreign currency translation	4	0	(77)
Balance at the end of the period	846	979	1,186

Note 10 Currency Translation Rates
The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate As of			Average rate Quarter ended			Average rate Year to date
	30.6.07	31.3.07	30.6.06	30.6.07	31.3.07	30.6.06	30.6.07	30.6.06
1 USD	1.22	1.22	1.22	1.22	1.23	1.23	1.22	1.26
1 EUR	1.65	1.62	1.56	1.65	1.62	1.56	1.64	1.57
1 GBP	2.45	2.39	2.26	2.43	2.41	2.27	2.42	2.27
100 JPY	0.99	1.03	1.07	1.00	1.03	1.08	1.02	1.09

Note 11 Changes in organization
Acquisitions
UBS Securities
On 13 April 2007, UBS completed the acquisition of an equity stake of 20% in the newly established UBS Securities Co. Ltd. (UBSS) in China for a total consideration of approximately RMB 2.4 billion (CHF 369 million). The cost of the acquisition consisted of cash payments of approximately RMB 2.1 billion (CHF 324 million) including transaction costs and liabilities settled as well as the assumption of liabilities of approximately RMB 0.3 billion (CHF 45 million). On the basis of its current rights and obligations, UBS has significant influence and applies the equity method of accounting. Following approvals by Chinese regulators, UBSS commenced operations in December 2006 on the basis of a comprehensive set of securities licenses. UBSS is active in both primary and secondary domestic equities and fixed income businesses, in discretionary asset management, corporate advisory and mergers and acquisitions services, and in wealth management.
Daehan Investment Trust Management Company
In May 2007, UBS entered into a stock purchase agreement with Hana Daetoo Securities (formerly Daehan Investment & Securities Company Ltd.), a wholly owned subsidiary of Hana Financial Group, to acquire 51% of Daehan Investment Trust Management Company Ltd. (DIMCO). The transaction closed on 27 July 2007. DIMCO will be integrated into UBS Global Asset Management and will be known as UBS Hana Asset Management Company Ltd. internationally, and as Hana UBS Asset Management in Korea. At closing, DIMCO managed around KRW 19.9 trillion of assets (CHF 26.4 billion). The cost of the business combination includes a fixed cash component of KRW 150 billion (CHF 198 million) and an immediate payment of KRW 30 billion (CHF 40 million), subject to customary purchase price adjustment and to an earn-out claw back of up to KRW 30 billion (CHF 40 million) over the next three to five years.
Discontinued operations
Private Banks & GAM
In second quarter, upon the sale of UBS's 20.7% stake in Julius Baer, UBS released a deferred tax liability of approximately CHF 275 million to the profit and loss account. This deferred tax liability had been recognized in connection with the receipt of Julius Baer shares on the sale of Private Banks & GAM in December 2005, but was not ultimately incurred due to the manner of realization of the Julius Baer investment. The tax expense from the recognition of the deferred tax liability was booked in discontinued operations in 2005, and therefore the release has also been reflected in discontinued operations.
DRCM closure
UBS Global Asset Management performance from continuing operations before tax includes costs for the DRCM closure of CHF 384 million. These costs are reflected in Personnel expenses (CHF 318 million), General and administrative expenses (CHF 38 million) and impairments reflected in Depreciation of property and equipment (CHF 28 million). More than 50% of the Personnel expenses recorded relate to accelerated amortization of deferred compensation of former DRCM employees leaving UBS. UBS Group tax expense on continuing operations includes a credit of CHF 155 million related to DRCM restructuring costs.

Note 12 Litigation
a) InsightOne: In early July 2007, UBS agreed to a settlement of the InsightOne case after the New York State Attorney General filed a civil complaint regarding UBS's fee-based brokerage program for private clients in the United States in December 2006. UBS denies that the program was part of a scheme to disadvantage clients but chose to settle to bring the proceedings to an end. Under the settlement, UBS will pay a total of USD 23.3 million, of which USD 21.3 million will be paid to certain current and former InsightOne customers pursuant to an agreed-upon remediation plan, and USD 2 million will be paid in penalties. In 2006, UBS established provisions sufficient to cover the settlement, and therefore the settlement will not impact UBS's Net profit in 2007.
b) Tax Shelter: In connection with a criminal investigation of tax shelters, the United States Attorney's Office for the Southern District of New York (US Attorney's Office) is examining UBS's conduct in relation to certain tax-oriented transactions in which UBS and others engaged during the years 1996-2000. Some of these transactions were subject to the Deferred Prosecution Agreement which the accounting firm KPMG LLP entered into with the US Attorney's Office in August 2005, and are at issue in United States v. Stein, S1 05 Cr. 888 (LAK). UBS is cooperating with the government's investigation.
c) Municipal Bonds: In November 2006, UBS and others received subpoenas from the US Department of Justice, Antitrust Division, and the US Securities and Exchange Commission. These subpoenas concern UBS's conduct relating to derivative transactions entered into with municipal bond issuers, and to the investment of proceeds of municipal bond issuances. UBS is cooperating in these investigations.
d) HealthSouth: UBS is defending itself in two purported securities class actions brought in the US District Court of the Northern District of Alabama by holders of stock and bonds in HealthSouth Corp. UBS also is a defendant in HealthSouth derivative litigation in Alabama State Court and has responded to an SEC investigation relating to UBS's role as a banker for HealthSouth.
e) Bankruptcy Estate of Enron: In June 2007, UBS and Enron settled adversarial proceedings in the US Bankruptcy Court for the Southern District of New York brought by Enron to avoid and recover payments made prior to filing for bankruptcy in connection with equity forward and swap transactions. UBS believes it had valid defenses to all of Enron's claims but chose to settle to eliminate the uncertainty created by the proceeding. Under the terms of the settlement, UBS paid Enron USD 115 million and waived a proof of claim for approximately USD 5.5 million that UBS filed in Enron's bankruptcy case. In 2006, UBS recognized a provision for more than half of the settlement amount, with the difference recognized in second quarter 2007. Therefore, the settlement will not materially impact UBS's Net profit in 2007.
f) Parmalat: UBS is involved in a number of proceedings in Italy related to the bankruptcy of Parmalat. These proceedings include, inter alia, claw back proceedings against UBS Limited in connection with a structured finance transaction. Further, UBS is a defendant in two civil damages claims brought by Parmalat, of which one relates to the same structured finance transaction against UBS Limited, while the other against UBS AG relates to certain derivative transactions. In addition, UBS Limited and two UBS employees are the subject of criminal proceedings in Milan, while four UBS current or former employees have been served with a notice of closure of criminal investigations in Parma. Finally, UBS is a defendant in civil actions brought by individual investors on the back of the criminal proceedings in Milan. UBS denies the allegations made against itself and against its employees in these matters and is defending itself vigorously.

UBS Registered Shares
UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on the Swiss (traded on virt-x), New York and Tokyo stock exchanges.

Ticker symbols

Trading exchange	Bloomberg	Reuters
virt-x	UBSN VX	UBSN.VX
New York Stock Exchange	UBS US	UBS.N
Tokyo Stock Exchange	8657 JP	UBS.T

Security identification codes
ISIN		CH0024899483
Valoren		2.489.948
Cusip		CINS H89231 33 8

Cautionary statement regarding forward-looking statements | This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market and macro-economic trends, (2) legislative developments, governmental and regulatory trends, (3) movements in local and international securities markets, currency exchange rates and interest rates, (4) competitive pressures, (5) technological developments, (6) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2006. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.
Imprint | Publisher: UBS AG, Switzerland | Language: English | SAF-No. 80834E-0703
© UBS 2007. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to —03; 333-46216; 333-46216-01 and —02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to —04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Marcel Rohner
	Name:	Marcel Rohner
	Title:	Group Chief Executive Officer

By:	/s/ Clive Standish
	Name:	Clive Standish
	Title:	Group Chief Financial Officer

Date: August 14, 2007